Exhibit 2.1

EXECUTION VERSION

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

entered into by and among

BIOTELEMETRY, INC.

PHILIPS HOLDING USA INC.

and

DAVIES MERGER SUB, INC.

Dated as of December 18, 2020

TABLE OF CONTENTS

		Page
ARTICLE I

Definitions; Interpretation and Construction

Section 1.01.	Definitions	2
Section 1.02.	Other Terms	18
Section 1.03.	Interpretation and Construction	19

ARTICLE II

The Transactions

Section 2.01.	The Offer	20
Section 2.02.	Company Actions	22
Section 2.03.	The Merger	23
Section 2.04.	Closing	23
Section 2.05.	Effective Time	24
Section 2.06.	Merger Without Meeting of Stockholders	24
Section 2.07.	Effects of the Merger	24
Section 2.08.	Certificate of Incorporation of the Surviving Corporation	24
Section 2.09.	Bylaws of the Surviving Corporation	24
Section 2.10.	Directors of the Surviving Corporation	24
Section 2.11.	Officers of the Surviving Corporation	25

ARTICLE III

Effect of the Merger on the Capital Stock;
Exchange of Certificates

Section 3.01.	Effect on Capital Stock	25
Section 3.02.	Delivery of Merger Consideration	25
Section 3.03.	Treatment of Equity Awards and ESPP	29
Section 3.04.	Adjustments	31

ARTICLE IV

Representations and Warranties of the Company

Section 4.01.	Organization, Good Standing and Qualification	32
Section 4.02.	Capital Structure	32
Section 4.03.	Corporate Authority; Approval and Fairness	34
Section 4.04.	Governmental Filings; No Violations	34
Section 4.05.	Compliance with Laws; Regulatory Matters; and Licenses	35

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-ii-

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EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Form of Guarantee

SCHEDULES

Company Disclosure Schedule

Parent Disclosure Schedule

ANNEXES

Annex I	Conditions to the Offer

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 18, 2020, is entered into by and among BioTelemetry, Inc., a Delaware corporation (the “Company”), Philips Holding USA Inc., a Delaware corporation (“Parent”), and Davies Merger Sub, Inc., a Delaware corporation and Wholly Owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties”).

RECITALS

WHEREAS, the Parties intend that, subject to the terms and conditions of this Agreement, Merger Sub shall commence a cash tender offer to acquire any and all of the outstanding Shares (as defined below) of the Company for $72.00 per share (such amount, or any other amount per share paid in such offer in accordance with this Agreement, the “Offer Price”), net to the seller in cash, without interest (such offer, as may be extended and amended from time to time as permitted under, or required by, this Agreement, the “Offer”);

WHEREAS, following the consummation of the Offer, subject to the terms and conditions of this Agreement and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger, and pursuant to the Merger each Share that is not validly tendered and irrevocably accepted for payment pursuant to the Offer (except as otherwise provided herein) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest;

WHEREAS, Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be effected under Section 251(h) of the DGCL and, subject to the terms of this Agreement, effected as soon as practicable following the consummation of the Offer;

WHEREAS, the Company Board has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the holders of Shares (other than Excluded Shares) and (c) recommended that the holders of Shares tender their Shares in the Offer;

WHEREAS, the board of directors of Parent has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement and (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, Parent;

WHEREAS, the board of directors of Merger Sub has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of Merger Sub and Parent (as Merger Sub’s sole stockholder), and (c) resolved to recommend that Parent (as Merger Sub’s sole stockholder) adopt this Agreement;

WHEREAS, Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands and the parent company of Parent (“Guarantor”), is executing and delivering a guarantee in the form attached hereto as Exhibit A simultaneously with the execution and delivery hereof; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

Definitions; Interpretation and Construction

Section 1.01. Definitions. Unless otherwise specified in this Agreement and subject to Section 1.02 and Section 1.03, the following terms have the meanings set forth in this Section 1.01:

“Acquisition Proposal” means any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, exclusive license, consolidation, dissolution, liquidation, tender offer, share exchange, recapitalization, reorganization, spin-off, plan of arrangement, business combination, direct or indirect acquisition or any other similar transaction (or series of related transactions), that if consummated would result in any Person or Group, directly or indirectly, becoming the beneficial owner of 15 percent or more of the: (a) total voting power or any class of equity securities of the Company or any of its Subsidiaries; or (b) consolidated net revenues, net income or total assets of the Company, in each case of the foregoing clauses (a) and (b) of this definition, as of the date of such proposal, offer, inquiry or indication of interest, other than any proposal, offer, inquiry or indication of interest made by or on behalf of Guarantor or any of its Subsidiaries or any acquisition by Guarantor or any of its Subsidiaries pursuant to this Agreement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” and the correlative meanings of the terms “controlled by” and “under common control with,” as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” means, other than a Permitted Confidentiality Agreement, any agreement, letter of intent, memorandum of understanding, agreement in principle or any other similar agreement relating to any Acquisition Proposal.

“Antitrust Law” means all U.S. and non-U.S. antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the Sherman Antitrust Act of 1890, the Clayton Act of 1914 and the HSR Act.

“Applicable Date” means December 31, 2016.

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Book Entry Share” has the meaning set forth in Section 3.01(c).

“Business Data” has the meaning set forth in Section 4.06(o).

“Business Day” means any day ending at 11:59 p.m. (New York time) other than a Saturday or Sunday or a day on which (a) banks in the County of New York, New York are required or authorized by Law to close or (b) solely for purposes of determining the Closing Date, the Department of State of the State of Delaware is closed.

“Bylaws” has the meaning set forth in Section 2.09.

“Capitalization Date” means 5:00 p.m. (New York time) on December 16, 2020.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (as the same may be amended or modified).

“Certificate” has the meaning set forth in Section 3.01(c).

“Certificate of Merger” has the meaning set forth in Section 2.05.

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity.

“Change of Recommendation” means any of the actions set forth in Section 6.02(d)(i).

“Charter” has the meaning set forth in Section 2.08.

“Chosen Courts” means the Court of Chancery of the State of Delaware, or if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the applicable Proceeding is vested exclusively in the U.S. federal courts, such Proceeding shall be heard in the U.S. District Court for the District of Delaware.

“Closing” has the meaning set forth in Section 2.04.

“Closing Date” has the meaning set forth in Section 2.04.

“CMS” means the Centers for Medicare & Medicaid Services, a non-independent agency within the United States Department of Health and Human Services.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plans” means the Company’s 401(k) Retirement Savings Plan and the Geneva Healthcare 401(k) Profit Sharing Plan and Trust.

“Company Approvals” has the meaning set forth in Section 4.04(a).

“Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential obligation or liability is borne by, the Company or any of its Subsidiaries, including ERISA Plans, employment, consulting, retirement, severance, termination or “change of control” agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Company Board” means the board of directors of the Company, and also includes any committee thereof to the extent such a committee, as of the applicable time (a) was or is authorized to exercise the powers and authority of the board of directors of the Company pursuant to the Company’s Organizational Documents and/or the DGCL, and (b) was or is exercising such powers and authority.

“Company Disclosure Schedule” has the meaning set forth in Article IV.

“Company Equity Awards” means, collectively, the Company Options, Company RSUs and Company PSUs.

“Company Equity Payments” has the meaning set forth in Section 3.03(d).

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company Government Contract” means any Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract).

“Company Option” means any outstanding option to purchase Shares granted under the Stock Plans.

“Company Preferred Stock” means the shares of preferred stock of the Company, par value $0.001 per share.

“Company Products” has the meaning set forth in Section 4.06(a).

“Company PSU” means any outstanding performance stock unit granted under the Stock Plans

“Company Recommendation” has the meaning set forth in Section 4.03(b).

“Company Registered IP” means the Intellectual Property Rights that are owned by or exclusively licensed to the Company or any of its Subsidiaries and that are Registered.

“Company Reports” means the reports, forms, proxy statements, prospectuses, registration statements and other statements, certifications and documents required to be or are otherwise filed with or furnished to the SEC on or after the Applicable Date and prior to the date of this Agreement pursuant to the Exchange Act or the Securities Act by the Company, including notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto.

“Company RSU” means any outstanding restricted stock unit granted under the Stock Plans.

“Confidentiality Agreement” means the confidentiality agreement, entered into between the Company and Guarantor, dated October 23, 2020.

“Continuing Employees” means the employees of the Company and its Subsidiaries at the Effective Time who continue to remain employed with the Company or any of its Subsidiaries as of such date.

“Contract” means any legally binding, oral or written, contract, agreement, lease, license, note, mortgage, indenture, arrangement or any other similar obligation, other than a Company Benefit Plan.

“COVID-19” means COVID-19 or the SARS-CoV-2 virus (or any mutation or variation thereof).

“COVID-19 Measures” means, as applicable to a Party or its Subsidiaries, any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure or sequester order, directive, guideline, recommendation or Law, or any other applicable Laws, directives, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.

“D&O Insurance” has the meaning set forth in Section 6.09(b).

“Data Protection and Security Laws” means all applicable Laws relating to the Processing of Personal Information or otherwise relating to privacy, cyber security, breach notification, or data localization, including but not limited to HIPAA, the European Union General Data Protection Regulation (“GDPR”) and the California Consumer Privacy Act of 2018.

“Delisting Period” has the meaning set forth in Section 6.14.

“DGCL” has the meaning set forth in the Recitals.

“Dissenting Shares” has the meaning set forth in the definition of “Dissenting Stockholders.”

“Dissenting Stockholders” means the holders of Shares who are entitled to and have duly demanded appraisal pursuant to Section 262 of the DGCL and have not effectively withdrawn or otherwise waived or lost such right to appraisal under Section 262 of the DGCL (such Shares for which appraisal has been so duly demanded and the right thereto under Section 262 of the DGCL not effectively withdrawn or otherwise waived or lost, the “Dissenting Shares”).

“DTC” means The Depository Trust Company.

“Effective Time” has the meaning set forth in Section 2.05.

“Eligible Share” has the meaning set forth in Section 3.01(c)

“Encumbrance” means any pledge, lien, charge, option, hypothecation, mortgage, security interest, right of first refusal, right of first offer, adverse right, prior assignment, license, sublicense or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute. “Encumber” has a meaning correlative thereto.

“End Date” has the meaning set forth in Section 8.02(a).

“Environmental Law” means any Law as in effect on the Closing Date relating to: (a) the protection, investigation, remediation or restoration of the environment, employee safety or natural resources; (b) the handling, labeling, management, recycling, generation, use, storage, treatment, transportation, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance; or (c) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination relating to any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA.

“ESPP” means the Company’s Employee Stock Purchase Plan, as amended from time to time.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Fund” has the meaning set forth in Section 3.02(a)(i).

“Expiration Time” has the meaning set forth in Section 2.01(d).

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“FDA” means the U.S. Food and Drug Administration.

“Final Offering” means the offering periods under the ESPP that commenced as of March 18, 2020 and September 18, 2020.

“GAAP” means the generally accepted accounting principles as applied in the United States.

“Good Manufacturing Practices” means with respect to the Company, the standards for the manufacture, processing, packaging, testing, transportation, handling and holding of Company Products, as set forth in applicable Law.

“Governmental Antitrust Entity” has the meaning set forth in Section 6.04(b)

“Governmental Entity” means any U.S. or non-U.S. (including any supranational) governmental, quasi-governmental, regulatory or self-regulatory authority, agency, commission, body or other entity or any subdivision or instrumentality thereof, including any public international organization, stock exchange or other self-regulatory organization, court, tribunal or arbitrator or any subdivision or instrumentality thereof, in each case of competent jurisdiction.

“Governmental Healthcare Programs” means any and all “federal healthcare programs” as defined by 42 U.S.C. § 1320a–7b(f), including Medicare, Medicaid, TRICARE, Maternal and Child Health Service Block Grant, Children’s Health Insurance Program, Social Services Block Grant and any other, similar or successor federal, state or local healthcare payment programs with or, sponsored in whole or in part by, any Governmental Entity.

“Governmental Program Agreement” has the meaning set forth in Section 4.06(r).

“Group” has the meaning set forth in Rule 13d-5 under the Exchange Act.

“Guarantor” has the meaning set forth in the Recitals.

“Hazardous Substance” means any: (a) substance that is listed, designated, classified or regulated pursuant to any Environmental Law; or (b) substance that is a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, PFAS/PFOA compounds, mold in concentrations that are a hazard to human health, radioactive material or radon.

“Healthcare Laws” means all Laws related to the provision, administration, management and/or payment for healthcare or healthcare-related products, services or professionals, to the extent applicable to the Company and the business of the Company and its Subsidiaries, including all applicable Laws, as amended from time to time relating to: (a) Governmental Healthcare Programs and Payors; (b) the coding, coverage, reimbursement, billing, administration or submission of claims, benefits or refunds to patients and third party Payors, including employer-sponsored, private and commercial Payors and Governmental Healthcare Programs; (c) Laws related to patient cost-sharing (copays, deductibles, and coinsurance) and balance billing; (d) fraud and abuse, bribes, rebates, kickbacks, referrals, corporate practice of medicine, false claims, fee splitting and patient brokering, including the following Laws and all rules and regulations promulgated pursuant thereto, each as amended: the False Claims Act (31 U.S.C. §§3729 et seq), the Civil Monetary Penalties Law (42 U.S.C. §1320a-7a), the federal Anti-kickback Statute (42 U.S.C. §1320a-7(b)), the federal Stark Law (42 U.S.C. §1395nn), the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), statutes governing all Governmental Healthcare Programs and related state or local statutes, the Program Fraud Civil Penalties Act (31 U.S.C. §3801 et seq.), the Federal Healthcare Fraud law (18 U.S.C. §1347), the Federal Conspiracy to Defraud Statute (18 U.S.C. §286), the Federal False Statements Statute (18 U.S.C. §1001) and all applicable Laws analogous to the foregoing in states and all other jurisdictions in which the Company operates; (e) medical records and patient privacy and security Laws, including HIPAA; (f) professional licensing, conflicts of interest, professional responsibility and standards of care; (g) the regulation of medical devices, including the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §301 et. seq.); and (h) any other Law of general applicability to healthcare or governing or regulating the management of healthcare providers, each as amended from time to time.

“HHS” means the U.S. Department of Health and Human Services.

“HIPAA” means, collectively, the Health Insurance Portability and Accountability Act of 1996, Public Law 104-191, as amended by the Health Information Technology for Economic and Clinical Health Act, enacted as Title XIII of the American Recovery and Reinvestment Act of 2009, Public Law 111-5, and their implementing regulations, including but not limited to, the Standards for Privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the Security Standards for the Protection of Electronic Protected Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and C, and the Notification of Breach of Unsecured Protected Health Information requirements at 45 C.F.R. Part 164, Subpart D.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, without duplication, all obligations, liabilities or undertakings by such Person (a) for borrowed money (including deposits or advances of any kind to such Person), (b) evidenced by bonds, debentures, notes or similar instruments, (c) for capitalized leases (as determined in accordance with GAAP) or to pay the deferred and unpaid purchase price of property or equipment, (d) any obligation under interest rate, currency or commodity derivatives or hedging transactions, (e) for letters of credit, bank guarantees, and other similar Contracts entered into by or on behalf of such Person (other than letters of credit, bank guarantee, and other similar Contracts used as security for leases), (f) any obligation for the deferred purchase price of property or services (other than obligations for raw materials, inventory, services and supplies incurred in the ordinary course of business), or (g) pursuant to guarantees and arrangements having the economic effect of a guarantee of any obligation, liability or undertaking of any other Person contemplated by the foregoing clauses (a) through (f) of this definition, in each case including all interest, penalties and other payments due with respect thereto, but excluding any such guarantees made in respect of (x) intercompany indebtedness, obligations, liabilities or undertakings (including any guarantees or arrangements having the economic effect of a guarantee) solely between or among the Company and any of its Wholly Owned Subsidiaries and/or (y) accounts payable to trade creditors arising in the Ordinary Course of Business and not overdue by more than 90 days.

“Indemnified Parties” means, collectively, each present and former (determined as of the Effective Time for purposes of Section 6.09) director or officer of the Company or any of its Subsidiaries (or other Persons performing similar functions), in each case when acting in such capacity.

“Initial Expiration Time” has the meaning set forth in Section 2.01(d).

“Insurance Policies” means any fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies, including any reinsurance policies and self-insurance programs and arrangements maintained by the Company or any of its Subsidiaries.

“Intellectual Property Rights” means all rights anywhere in the world, in or to: (a) Trademarks; (b) patents, patent applications, registrations and invention disclosures, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (c) Trade Secrets; (d) published and unpublished works of authorship, whether copyrightable or not (including Software, website and mobile content, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial and proprietary rights.

“Intervening Event” means a material event, change, development, circumstance, fact or effect with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, in each case taken as a whole, that (a) was not reasonably foreseeable by the Company Board as of the date of this Agreement or (b) first becomes actually known to the Company Board after the execution and delivery of this Agreement and any time prior to the Offer Acceptance Time; provided that: any event, change, development, circumstance, fact or effect (a) that involves or relates to an Acquisition Proposal or a Superior Proposal or any inquiry or communications or matters relating thereto, (b) that results from the announcement or pendency of this Agreement or the transactions contemplated by this

Agreement or any actions required to be taken or to be refrained from being taken pursuant to this Agreement (including the timing of any consent, registration, approval, permit or authorization to be obtained from any Governmental Entity or any other actions by or in respect of any Governmental Entity with respect to the transactions contemplated by this Agreement), (c) that results from a breach of this Agreement by the Company, (d) related to the fact that the Company meets or exceeds any internal or analysts’ expectations or projections (it being understood that the facts and occurrences giving rise or contributing to such changes may be taken into account to the extent not otherwise excluded by this definition) or (e) that results from any event, change, development, circumstance or fact after the execution and delivery of this Agreement in the market price or trading volume of the Shares (it being understood that the facts and occurrences giving rise or contributing to such changes may be taken into account to the extent not otherwise excluded by this definition), individually or in the aggregate, shall not be deemed to constitute an Intervening Event.

“IRB Approval” has the meaning set forth in Section 4.06(a).

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means technology devices, computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment and systems, and all data stored therein or processed thereby, and all associated documentation.

“Knowledge” or any similar phrase means (a) with respect to the Company, the actual knowledge of the individuals set forth in Section 1.01 of the Company Disclosure Schedule, and (b) with respect to Parent and/or Merger Sub, the actual knowledge of the individuals set forth in Section 1.01 of the Parent Disclosure Schedule.

“Law” means any law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated or otherwise put into effect by or under the authority of any Governmental Entity, or any Order.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Licenses” means all licenses, permits, certifications, approvals, registrations, consents, accreditations, authorizations, franchises, variances and exemptions required, issued or granted by a Governmental Entity.

“Malicious Code” means disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that facilitate or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, Software, data or other materials.

“Material Adverse Effect” means any event, change, development, circumstance, fact or effect that, individually or taken together with any other events, changes, developments, circumstances, facts or effects that have occurred prior to the date of determination of the occurrence of a Material Adverse Effect, (x) is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), properties, assets, liabilities (fixed, contingent or otherwise), business operations or results of operations of the Company and its Subsidiaries (taken as a whole) or (y) would prevent, materially delay, or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that, with respect to clause (x), no such event, change, development, circumstance, fact or effect to the extent resulting from any of the following, either individually or in the aggregate, shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(a) events, changes, developments, circumstances, facts or effects that are the result of factors generally affecting the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the geographic markets in which the Company or any of its Subsidiaries operate or their products or services are sold;

(b) events, changes, developments, circumstances, facts or effects that are the result of factors generally affecting the industries in which the Company or any of its Subsidiaries operate in the geographic markets in which they operate or where their products or services are sold;

(c) events, changes, developments, circumstances, facts or effects arising from the announcement of this Agreement, the consummation of the transactions contemplated by this Agreement or the identity of Parent, Merger Sub or their Affiliates as the acquiror of the Company, including (i) in or with respect to, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with customers, Governmental Entities, employees, labor unions, labor organizations, works councils or similar organizations, suppliers, distributors, Payors, financing sources, partners or similar relationship; or (ii) any Transaction Litigation (but not any finally adjudicated breach of fiduciary duty or violation of Law itself);

(d) changes in GAAP or in any applicable Law, including changes in COVID-19 Measures;

(e) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings; provided that any event, change, development, circumstance, fact or effect underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

(f) any event, change, development or effect resulting from acts of war (whether or not declared), civil disobedience or unrest, sabotage, terrorism, military or para-military actions or the escalation of any of the foregoing, any weather event or natural disaster, or any outbreak of illness or other public health event (including COVID-19), in each case to the extent not caused by the Company or any of its Subsidiaries or its or their respective Representatives;

(g) a decline in the market price of the Shares on the NASDAQ; provided that any event, change, development or effect underlying such decline in market price may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

(h) any action taken (or failure to take any action) by the Company that is expressly required or prohibited (as applicable) by the terms of this Agreement; provided further that, with respect to clauses (a), (b), (d) and (f) of this definition, such events, changes, developments, circumstances, facts or effects (as the case may be) shall be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent they disproportionately adversely affect the Company and its Subsidiaries (taken as a whole) relative to other companies of similar revenue operating in the markets in which the Company and its Subsidiaries operate or their respective products or services are sold.

“Material Contract” has the meaning set forth in Section 4.12(a)(xvii).

“Medicaid” means the medical assistance program established by Title XIX of the Social Security Act of 1965, 42. U.S.C. § 1396 et seq., and any statutes succeeding thereto, and all Laws, including all applicable state statutes and plans for medical assistance enacted in connection with such program, and all Laws promulgated by Governmental Entities in connection with such program, in each case as the same may be amended, supplemented or otherwise modified from time to time.

“Medical Device Laws” means all applicable requirements of the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §§ 301 et seq., all applicable regulations promulgated by the FDA related to medical devices including those relating to nonclinical research, clinical research, good clinical practices, good laboratory practices, investigational use, premarket notification, premarket approval, establishment registration, device listing, clinical trial registration and reporting, Quality System Regulation, record keeping, labeling, advertising, device importation and exportation, adverse event reporting, recalls and reporting of corrections and removals, as applicable, and all similar applicable Laws promulgated by other Governmental Entities outside the United States.

“Medicare” means the health insurance program for the elderly and disabled established by Title XVIII of the Social Security Act of 1965, 42. U.S.C. § 1395 et seq., and any statutes succeeding thereto, and all Laws pertaining to such program, including all applicable provisions of all Laws of all Governmental Entities promulgated in connected with such program, in each case as the same may be amended, supplemented or otherwise modified from time to time.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.01(c).

“Merger Sub” has the meaning set forth in the Preamble.

“Minimum Condition” has the meaning set forth in Annex I.

“Misuse” has the meaning set forth in Section 4.06(o).

“Multiemployer Plans” means “multiemployer plans” as defined by Section 3(37) of ERISA.

“NASDAQ” means the Nasdaq Global Select Market.

“Non-Wholly Owned Subsidiary” has the meaning set forth in Section 4.02(g).

“Notice Period” has the meaning set forth in Section 6.02(d)(iii).

“NYSE” means the New York Stock Exchange.

“Offer” has the meaning set forth in the Recitals.

“Offer Acceptance Time” has the meaning set forth in Section 2.01(b).

“Offer Conditions” has the meaning set forth in Section 2.01(b).

“Offer Documents” has the meaning set forth in the Section 2.01(h).

“Offer Price” has the meaning set forth in the Recitals.

“Offer to Purchase” has the meaning set forth in Section 2.01(c).

“Open Source License” means any license or other right to use Software that (a) requires making available source code, (b) prohibits or limits the ability to charge fees or other consideration, (c) grants any license or other right to any Person to decompile or otherwise reverse-engineer such Software or (d) requires the licensing of any such Software for the purpose of making derivative works, including the GNU General Public License, GNU Lesser General Public License, Apache License, Mozilla Public License, BSD License, MIT License, Common Public License, the Artistic License, the Eclipse Public License, the Netscape Public License, the Open Software License, the Sleepycat License, the Common Development and Distribution License, and any variant or derivative of any of the foregoing licenses, or any other license approved as an open source license by the Open Source Initiative (www.opensource.org).

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Ordinary Course of Business” means, with respect to any Person, the conduct that is consistent in nature and scope with the past practices of such Person prior to the date of this Agreement and taken in the ordinary course of normal, day-to-day operations of such Person.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its certificate of incorporation and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) with respect to any Person that is a trust, its declaration of trust, or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Other Anti-Bribery Laws” means, other than the FCPA, all applicable anti-bribery, anti-corruption, anti-money-laundering and similar Laws in jurisdictions in which the Company or any of its Subsidiaries do business, have done business, in which any Person associated with or acting on behalf of the Company or any of its Subsidiaries is conducting or has conducted business involving the Company or any of its Subsidiaries or the Company or any of its Subsidiaries are otherwise subject.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.

“Parent” has the meaning set forth in the Preamble.

“Parent’s 401(k) Plan” has the meaning set forth in Section 6.08(d).

“Parent Approvals” has the meaning set forth in Section 5.04(a).

“Parent Disclosure Schedule” has the meaning set forth in Article V.

“Parties” has the meaning set forth in the Preamble.

“Paying Agent” means the paying agent selected by Parent prior to the Effective Time after reasonable consultation with the Company.

“Paying Agent Agreement” means the Contract pursuant to which Parent shall appoint the Paying Agent, which shall be in form and substance reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed).

“Payor” means any commercial or private payor or program, including any private insurance payor or program, health care service plan, health insurance company, health maintenance organization, self-insured employer, or other third-party payor programs in which the Company or any of its Subsidiaries is enrolled or participates or from which it receives reimbursement for healthcare items or services. For the avoidance of doubt, “Payor” as used herein does not include Governmental Healthcare Programs.

“Payor Agreement” has the meaning set forth in Section 4.06(s).

“Permitted Confidentiality Agreement” has the meaning set forth in Section 6.02(b)(i).

“Permitted Encumbrances” means: (a) Encumbrances for current Taxes or other governmental charges not yet due and payable; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of Company or any of its Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate proceedings; (c) with respect to Real Property, other Encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation or value of the specific parcel of Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as currently conducted, or restrictions or exclusions that would be shown by a current title report or other similar report; (d) restrictions on transfer solely arising under or relating to applicable securities Laws; and (e) with respect to the Company and its Subsidiaries, Encumbrances arising under or relating to this Agreement or any of the Organizational Documents of the Company or any of its Subsidiaries, respectively.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means any information that identifies, relates to, describes, could reasonably be used to identify or could reasonably be linked with an individual, browser, device or household, and any other personal information that is subject to any applicable Laws or the Company’s or its Subsidiaries’ privacy policies, including an individual’s first and last name, address, telephone number, fax number, email address, social security number or other identifier issued by a Governmental Entity (including any state identification number, driver’s license number, or passport number), geolocation information of an individual or device, biometric data, medical or health information, Protected Health Information, credit card or other financial information (including bank account information), cookie identifiers, or any other browser- or device-specific number or identifier, or any web or mobile browsing or usage information that is linked to the foregoing.

“Privacy and Security Policies” has the meaning set forth in Section 4.18(m).

“Proceeding” means any action, cause of action, claim, litigation, suit, investigation by a Governmental Entity, or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Process” or “Processing” means the collection, access, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal, disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Protected Health Information” means protected health information as that term is defined at 45 C.F.R. § 160.103 for purposes of HIPAA.

“Quality System Regulation” means design control, Good Manufacturing Practices, and quality system management requirements governing the standards and methods to be used in, and the facilities or controls to be used for, the design, manufacture, processing, packaging, testing or holding of medical devices to assure their quality, safety, performance, and efficacy, including the FDA Quality System Regulation at 21 C.F.R. Part 820, international standards for quality management systems as adopted by the International Organization for Standardization such as ISO 13485:2016, and similar requirements of any Governmental Entity, as applicable.

“Real Property” means the Owned Real Property and Leased Real Property.

“Recall” has the meaning set forth in Section 4.06(i).

“Registered” means registered with, issued by, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor, agent or other representative of such Person, in each case acting in their capacity as such.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedule 14D-9” has the meaning set forth in Section 2.02(a).

“Schedule TO” has the meaning set forth in the Section 2.01(h).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” means (a) any unauthorized access, acquisition, interruption, alteration or modification, loss, theft, corruption or other unauthorized Processing or Misuse of Personal Information or other Business Data or IT Assets, (b) inadvertent, unauthorized, and/or unlawful sale, or rental of Personal Information or other Business Data or (c) any other unauthorized access to or use of the IT Assets.

“Share” means any share of the common stock of the Company, par value $0.001 per share.

“Significant Subsidiary” means “significant subsidiary” as defined by Rule 1.02(w) of Regulation S-X under the Exchange Act.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

“Stock Plans” means the Company’s 2017 Omnibus Incentive Plan, 2008 Equity Incentive Plan and 2008 Non-Employee Directors’ Stock Option Plan, in each case, as amended from time to time.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of (a) the securities or ownership interests of such other Person having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions or (b) the equity or ownership interests of such other Person, in each case is directly or indirectly owned or controlled by such first Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means an unsolicited and bona fide written Acquisition Proposal made after the date of this Agreement, that if the transactions or series of related transactions contemplated thereby were consummated would result in a Person or Group (other than Guarantor or any of its Subsidiaries or any Group of which Guarantor or any of its Subsidiaries is a member) becoming the beneficial owner of, directly or indirectly, at least 80 percent of the: (a) total voting power of the equity securities of the Company and its Subsidiaries (or of the surviving entity in a merger involving the Company or the resulting, direct or indirect, parent of the Company or such surviving entity); or (b) consolidated net revenues, net income or total assets of the Company, in each case of the foregoing clauses (a) and (b) of this definition, as of the date of such Acquisition Proposal that the Company Board has determined in good faith, after consultation with outside legal counsel and its financial advisor that (i) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (after taking into account any revisions to the terms and conditions of this Agreement proposed by Parent pursuant to Section 6.02(d)(iii)) and (ii) is reasonably likely to be consummated, taking into account any legal, financial, regulatory and financing aspects (including the existence of a financing contingency), and the likelihood and timing of consummation thereof.

“Surviving Corporation” has the meaning set forth in Section 2.03.

“Tail Period” means the six years from and after the Effective Time.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or Law that limits or restricts business combinations or the ability to acquire or vote equity securities.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns and other documents and attachments thereto) relating to Taxes or the administration of any Laws relating to Taxes, including, for the avoidance of doubt, any amendments or supplements thereof, required to be filed or supplied to any Taxing Authority.

“Taxes” means all income, profits, franchise, transfer, net income, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, ad valorem, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, in each case imposed by any Governmental Entity having competent jurisdiction over the assessment, determination, collection or imposition of any such taxes, duties and assessments (such a Governmental Entity, a “Taxing Authority”).

“Taxing Authority” has the meaning set forth in the definition of “Taxes.”

“Termination Fee” means an amount equal to $75,000,000.

“Third-Party Consents” has the meaning set forth in Section 6.05.

“Trade Control and Sanctions Regulations” means all applicable sanctions, export control, antiboycott, customs and similar Laws in the United States and other jurisdictions (to the extent consistent with U.S. Law) in which the Company or any of its Subsidiaries do business, have done business or are otherwise subject to, including without limitation the U.S. International Traffic in Arms Regulations, the Export Administration Regulations, U.S. sanctions Laws administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, Section 999 of the Code, U.S. customs regulations and the Foreign Trade Regulations.

“Trade Secrets” means confidential or proprietary trade secrets, inventions, discoveries, ideas, improvements, information, know-how, data and databases, including processes, schematics, business methods, formulae, drawings, specifications prototypes, models, designs, customer lists and supplier lists which derive economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use.

“Trademarks” means trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same.

“Transaction Litigation” has the meaning set forth in Section 6.11.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges.

“Treasury Regulation” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such Person.

Section 1.02. Other Terms. Each of the capitalized terms used in this Agreement and not defined in Section 1.01 has the meaning set forth where such term is first used or, if no meaning is set forth, the meaning required by the context in which such term is used.

Section 1.03. Interpretation and Construction.

(a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(b) Unless otherwise specified in this Agreement or the context otherwise requires:

(i) all Preamble, Recital, Article, Section, clause, Exhibit and Schedule references used in this Agreement are to the preamble, recitals, articles, sections, clauses exhibits and schedules to this Agreement;

(ii) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb);

(iii) the terms defined in the singular shall have a comparable meaning when used in the plural and vice versa;

(iv) words importing the masculine gender shall include the feminine and neutral genders and vice versa;

(v) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”;

(vi) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms shall refer to this Agreement as a whole and not any particular provision of this Agreement;

(vii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;

(viii) all accounting terms not expressly defined in this Agreement shall have the meanings given to them under GAAP;

(ix) references to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions;

(x) the term “dollars” and the symbol “$” mean U.S. Dollars and all amounts in this Agreement shall be paid in U.S. Dollars;

(xi) references to information or documents having been “made available” (or words of similar import) by or on behalf of the Company to Parent shall be deemed satisfied if (A) the information or document is made available in a virtual data rooms established by or on behalf of the Company prior to the execution and delivery of this Agreement, or (B) such information or document is publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC and not subject to any redactions or omissions at least one Business Day prior to the date of this Agreement; and

(xii) all references to any statute include the rules and regulations promulgated thereunder.

(c) The Parties have jointly negotiated and drafted this Agreement and if an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

The Transactions

Section 2.01. The Offer.

(a) As promptly as practicable after the date of this Agreement but in no event later than December 29, 2020, Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b) In accordance with the terms and conditions of this Agreement, and subject only to the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Annex I (collectively, the “Offer Conditions”), Merger Sub shall (and Parent shall cause Merger Sub to), at or as promptly as practicable following the Expiration Time, irrevocably accept for payment (the time of acceptance for payment, the “Offer Acceptance Time”) and, at or as promptly as practicable following the Offer Acceptance Time (but in any event within three Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter) pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. Parent shall provide or cause to be provided to Merger Sub, at the Offer Acceptance Time and on a timely basis at all times thereafter, the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer.

(c) The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) in accordance with the terms set forth in this Agreement and subject only to the Minimum Condition and the other Offer Conditions. Merger Sub expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition other than the Minimum Condition and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise expressly provided by this Agreement, without the prior written consent of the Company, Merger Sub shall not, and Parent shall cause Merger Sub not to, (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose any conditions to the Offer other than the Offer Conditions, (E) amend, modify or supplement any of the Offer Conditions in a manner that makes such Offer Condition more difficult to satisfy, (F) amend, modify or waive the Minimum Condition, (G) except as otherwise required or expressly permitted by Section 2.01(e), extend or otherwise change the Expiration Time, (H) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act, or (I) otherwise amend, modify or supplement any of the other material terms of the Offer in a manner that makes the Offer Conditions more difficult to satisfy, except for actions described in any of clauses (A) through (I) that are (1) expressly required by this Agreement, (2) required by Law or (3) taken in response to written comments or questions received from the SEC. The Offer may not be terminated prior to its scheduled Expiration Time, unless this Agreement is terminated in accordance with Article VIII.

(d) The Offer shall expire at midnight (New York time) (i.e., one minute after 11:59 p.m. (New York time)) on the date that is 30 Business Days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (such initial expiration date and time of the Offer, the “Initial Expiration Time”) or, if the Offer has been extended pursuant to and in accordance with Section 2.01(e), the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”).

(e) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer from time to time as follows:

(i) If, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived by Parent and Merger Sub (to the extent such waiver is permitted under this Agreement and applicable Law), then Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer on one or more occasions in consecutive increments of up to 10 Business Days each (each such increment to end at 5:00 p.m., New York time, on the last Business Day of such increment) in order to permit the satisfaction of such Offer Condition(s); and

(ii) Merger Sub shall extend the Offer for the minimum period required by applicable Law, interpretation or position of the SEC or its staff or NASDAQ or its staff;

provided, however, that, in each case, in no event shall Merger Sub be required to extend the Offer beyond the earliest to occur of (x) the termination of this Agreement pursuant to Article VIII and (y) the End Date.

(f) The Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares occurring on or after the date hereof and at or prior to the Offer Acceptance Time, and such adjustment to the Offer Price shall provide to the holders of Shares the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 2.01(f) shall be construed to permit the Company or any other Person to take any action except to the extent consistent with, and not otherwise limited or prohibited by, the terms and conditions of this Agreement

(g) In the event that this Agreement is terminated in accordance with Article VIII, Merger Sub shall (and Parent shall cause Merger Sub to) as promptly as practicable (and in any event within 24 hours of such termination) irrevocably and unconditionally terminate the Offer, shall not acquire any Shares pursuant to the Offer and shall cause any depositary acting on behalf of Parent or Merger Sub to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(h) As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all exhibits, amendments and supplements thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal (the Schedule TO, together with all documents included therein pursuant to which the Offer will be made, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of Shares. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent shall use reasonable efforts to promptly cause the Offer Documents as so corrected to be filed with the SEC and to promptly be disseminated to holders of Shares, in each case as and to the extent required by applicable Law. The Company shall promptly furnish or otherwise make available to Parent, Merger Sub or Parent’s counsel any information concerning the Company and the Company’s Subsidiaries that is required by the Exchange Act to be set forth in the Offer Documents. The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Merger Sub agree to provide the Company and its counsel with any comments (including a summary of any oral comments) that Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Each of Parent and Merger Sub shall give the Company and its counsel a reasonable opportunity to participate in the response to any comments of the SEC or its staff with respect to the Offer Documents and shall respond promptly to any such comments.

(i) Parent, Merger Sub and the Paying Agent with respect to the Offer shall be entitled to deduct and withhold from the Offer Price payable pursuant to the Offer such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, the U.S. Treasury Regulations promulgated thereunder, or any provision of state, local or non-U.S. Tax Law. To the extent amounts are so withheld and paid over to the appropriate Taxing Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Section 2.02. Company Actions.

(a) As promptly as practicable on the day that the Offer is commenced, the Company shall, concurrently with or following the filing of the Schedule TO, file with the SEC and disseminate to holders of Shares a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.02, shall contain the Company Recommendation. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall use reasonable efforts to cause the Schedule 14D-9 as so corrected to promptly be filed with the SEC and to promptly be disseminated to holders of Shares, in each case as and to the extent required by applicable Law. Parent and Merger Sub shall promptly furnish or otherwise make available to the Company or its counsel any information concerning Parent or Merger Sub that is required by the Exchange Act to be set forth in the Schedule 14D-9. Unless the Company Board has made a Change of Recommendation, Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC. Unless the Company Board has made a Change of Recommendation, the Company shall provide Parent and its counsel with any comments (including a summary of any oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. The Company shall give Parent and its counsel a reasonable opportunity to participate in the response to any comments of the SEC or its staff with respect to the Schedule 14D-9, except if the Company Board has made a Change of Recommendation in connection therewith, and the Company shall respond promptly to any such comments.

(b) In connection with the Offer, the Company shall (or shall cause its transfer agent to) promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, as of the most recent practicable date, (including lists of non-objecting beneficial owners), and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) as Parent may reasonably request from time to time in connection with the Offer. Parent and Merger Sub and their Representatives shall hold in confidence pursuant to the Confidentiality Agreement the information contained in any such labels, listings and files, shall use such information only in connection with the transactions contemplated by this Agreement and, if this Agreement shall be terminated, shall, upon request, deliver, and shall use their reasonable efforts to cause their Representatives to deliver, to the Company or destroy (at the Company’s election) all copies and any extracts or summaries from such information then in their possession or control.

(c) Subject to Section 6.02, the Company consents to the inclusion in the Offer Documents of a description of the Company Recommendation.

Section 2.03. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the DGCL (including Section 251(h) of the DGCL), at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger. The Company, as the surviving corporation after the Merger, is hereinafter referred to as the “Surviving Corporation”.

Section 2.04. Closing. The closing of the Merger (the “Closing”) shall take place at 9:00 a.m. (New York time) on a date to be specified by Parent and the Company (the “Closing Date”), which date shall be as soon as practicable following the Offer Acceptance Time, subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions at such time) (but in no event later than the second Business Day following such satisfaction or waiver of such conditions), remotely via electronic exchange of documents and signatures, unless another date, time or place is agreed to in writing by Parent and the Company.

Section 2.05. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Parties shall cause the Merger to be consummated by filing a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”), and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware or, to the extent permitted by applicable Law, at such later time as is agreed to by the Parties prior to the filing of such Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

Section 2.06. Merger Without Meeting of Stockholders. The Merger shall be effected under Section 251(h) of the DGCL, without a vote of the stockholders of the Company. The Parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Section 2.07. Effects of the Merger. The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions, including Section 259, of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.08. Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall be amended and restated in its entirety to take the form of the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name and any references to the sole incorporator of Merger Sub shall be removed, until thereafter duly amended, restated or amended and restated as provided therein and/or by applicable Law.

Section 2.09. Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of the Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended, restated or amended and restated as provided therein, the Charter and/or by applicable Law.

Section 2.10. Directors of the Surviving Corporation. The Parties shall take all actions necessary so that the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, each to hold office until his or her or their successor has been duly elected or appointed and qualified or until his or her or their earlier death, resignation or removal pursuant to the Charter, the Bylaws and/or applicable Law.

Section 2.11. Officers of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, each to hold office until his or her or their successor has been duly elected or appointed and qualified or until his or her or their earlier death, resignation or removal pursuant to the Charter, the Bylaws and/or applicable Law.

ARTICLE III

Effect of the Merger on the Capital Stock;

Exchange of Certificates

Section 3.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of capital stock of the Company or any shares of capital stock of Parent or Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub, par value $0.001 per share, shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(b) Cancelation of Treasury Stock and Parent-Owned Stock; Treatment of Stock Owned by Company Subsidiaries. Each Share that is owned by the Company as treasury stock immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. Each Share then held by Guarantor, Parent or Merger Sub that was accepted for payment by Merger Sub in the Offer shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. The Shares described in this Section 3.01(b) shall be referred to herein as the “Excluded Shares”.

(c) Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than (i) Dissenting Shares to be treated in accordance with Section 3.02(f) and (ii) Excluded Shares to be canceled in accordance with Section 3.01(b)) (each, an “Eligible Share”) shall be converted automatically into and shall thereafter represent only the right to receive the Offer Price, net to the seller in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such Share (each, a “Certificate”) or non-certificated Shares held in book entry form (each, a “Book Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, to be paid in consideration therefor upon surrender of such Certificate or Book Entry Share in accordance with Section 3.02.

Section 3.02. Delivery of Merger Consideration.

(a) Deposit of Merger Consideration and Paying Agent.

(i) At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, an amount in cash in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments in respect of the Eligible Shares pursuant to Section 3.02(b) and the Company Equity Payments to be paid by the Paying Agent pursuant to Section 3.03(d) (such cash, the “Exchange Fund”).

(ii) Pursuant to the Paying Agent Agreement the Paying Agent shall, among other things, (A) act as the paying agent for the payment and delivery of the Merger Consideration pursuant to the terms and conditions of this Agreement and for the payment of the Company Equity Payments to be paid by the Paying Agent pursuant to Section 3.03(d) and (B) invest the Exchange Fund, if and as directed by Parent; provided, however, that any investment shall be in obligations of or guaranteed as to principal and interest by the U.S. government in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services, LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), or in money market funds having a rating in the highest investment category granted by a nationally recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level sufficient to make prompt payment and delivery of the aggregate Merger Consideration as contemplated by Section 3.01 and the Company Equity Payments to be paid by the Paying Agent pursuant to Section 3.03(d), or to the extent the Exchange Fund is not sufficient to make prompt payment and delivery of the aggregate Merger Consideration in respect of any Dissenting Shares that become Eligible Shares pursuant to the last sentence of Section 3.02(f), Parent shall promptly deposit or cause to be deposited such additional amounts in cash in immediately available funds with the Paying Agent for the Exchange Fund so as to ensure that the Exchange Fund is maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment (if any) in excess of the amounts payable pursuant to Section 3.02(b) and Section 3.03(d) shall be promptly returned to Parent or the Surviving Corporation, as determined by Parent in accordance with the terms and conditions of the Paying Agent Agreement.

(b) Procedures for Surrender.

(i) As promptly as practicable after the Effective Time (but in any event within three Business Days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide each holder of record of Eligible Shares that are (A) represented by Certificates or (B) Book-Entry Shares not held, directly or indirectly, through DTC notice advising such holders of the effectiveness of the Merger, which notice shall include (1) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.02(e)) or the surrender of such Book-Entry Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), as applicable, and (2) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.02(e)) or such Book-Entry Shares to the Paying Agent in exchange for the Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to this Article III.

(ii) With respect to Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent shall transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to this Article III.

(iii) Upon surrender to the Paying Agent of Eligible Shares that (A) are represented by Certificates, by physical surrender of such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.02(e)) together with the letter of transmittal, duly completed and executed, and such other customary documents as may be reasonably required by the Paying Agent, (B) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), in each case of the foregoing clauses (A) and (B) of this 3.02(b)(iii), pursuant to such materials and instructions contemplated by Section 3.02(b)(i), and (C) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries pursuant to Section 3.02(a)(i), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver, out of the Exchange Fund, as promptly as practicable to such holders, an amount in cash in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 3.02(g)) equal to the product obtained by multiplying (1) the number of Eligible Shares represented by such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.02(e)) or such Book-Entry Shares by (2) the Merger Consideration.

(iv) In the event of a transfer of ownership of any Certificate that is not registered in the stock transfer books or ledger of the Company or if the consideration payable is to be paid in a name other than that in which the Certificate or Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, a check for any cash to be exchanged upon due surrender of any such Certificate or Certificates may be issued to such a transferee if the Certificate or Certificates is or are (as applicable) properly endorsed and otherwise in proper form for surrender and presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable Transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Paying Agent. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books or ledger of the Company.

(v) For the avoidance of doubt, no interest shall be paid or accrued for the benefit of any holder of Eligible Shares on any amount payable upon the surrender of any Eligible Shares.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books or ledger of the Company of the Eligible Shares. If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled to receive as a result of the Merger pursuant to this Article III.

(d) Termination of Exchange Fund.

(i) Any portion of the Exchange Fund (including any interest and other income resulting from any investments thereof (if any)) that remains unclaimed by the holders of Eligible Shares for 12 months from and after the Closing Date shall be delivered to Parent or the Surviving Corporation, as determined by Parent. Any holder of Eligible Shares who has not theretofore complied with the procedures, materials and instructions contemplated by this Section 3.02 and any holder of Company Equity Awards who has not received the applicable Company Equity Payments to be paid by the Paying Agent pursuant to Section 3.03(d) shall thereafter look only to the Surviving Corporation as a general creditor thereof and the Surviving Corporation shall remain liable for such payments (after giving effect to any required Tax withholdings as provided in Section 3.02(g) and Sections 3.03(a) through 3.03(c), as applicable) in respect thereof (subject to abandoned property, escheat and other similar Laws).

(ii) Notwithstanding anything to the contrary set forth in this Article III, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares or Company Equity Awards for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of such fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent and/or the Paying Agent pursuant to the Paying Agent Agreement or otherwise, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent and/or the Paying Agent pursuant to the Paying Agent Agreement or otherwise as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall, in exchange for such Certificate, issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.02(g)) equal to the product obtained by multiplying (i) the number of Eligible Shares represented by such lost, stolen or destroyed Certificate by (ii) the Merger Consideration.

(f) Appraisal Rights. Subject to the last sentence of this Section 3.02(f), no Dissenting Stockholder shall be entitled to receive the Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder and each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder and such Dissenting Stockholder shall cease to have any other rights with respect to such Dissenting Shares. The Company shall give Parent (i) prompt notice and copies of any written demands for appraisal, actual, attempted or purported withdrawals of such demands, and any other instruments served pursuant to (or purportedly pursuant to) applicable Law that are received by the Company relating to the Company’s stockholders’ demands of appraisal and (ii) a reasonable opportunity to direct all negotiations and Proceedings with respect to any demand for appraisal under the DGCL, including any determination to make any payment or deposit with respect to any of the Dissenting Stockholders with respect to any of their Dissenting Shares under Section 262(h) of the DGCL prior to the entry of judgment in the Proceedings regarding appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment or deposit with respect to any demands for appraisals, offer to settle or settle any such demands or approve any withdrawal of any such demands, or agree, authorize or commit to do any of the foregoing. If any Dissenting Stockholder shall have effectively withdrawn or otherwise waived or lost the right under Section 262 of the DGCL with respect to any Dissenting Shares, such Dissenting Shares shall become Eligible Shares and thereupon converted into the right to receive the Merger Consideration with respect to such Eligible Shares pursuant to this Article III.

(g) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent (and any of their respective Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable Tax Law. To the extent that amounts are so withheld, such withheld amounts (i) shall be remitted to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Persons in respect of which such deduction and withholding was made.

Section 3.03. Treatment of Equity Awards and ESPP.

(a) Company Options. At the Effective Time, each Company Option, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall entitle the holder of such Company Option to receive (without interest) an amount in cash equal to the product obtained by multiplying (i) the number of Shares subject to such Company Option immediately prior to the Effective Time by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share of such Company Option, less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Company Option which has an exercise price per Share that is greater than or equal to the Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.

(b) Company Restricted Stock Units. At the Effective Time, each outstanding Company RSU, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall entitle the holder of such Company RSU to receive (without interest) an amount in cash equal to the product obtained by multiplying (i) the number of Shares subject to such Company RSU immediately prior to the Effective Time by (ii) the Merger Consideration, less applicable Taxes required to be withheld with respect to such payment, provided, that, with respect to any Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(c) Company Performance Stock Units. At the Effective Time, each outstanding Company PSU shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall entitle the holder of such Company PSU to receive (without interest) an amount in cash equal to the product obtained by multiplying (A) the number of Shares subject to such Company PSU immediately prior to the Effective Time (assuming, for these purposes that 100% of the applicable target had been achieved thereunder and the performance period had ended, in each case, immediately prior the Effective Time) by (B) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment.

(d) Company Equity Payments. As promptly as practicable after the Effective Time (but no later than the first regularly scheduled payroll occurring at least five Business Days after the Closing Date), the Surviving Corporation shall, through the payroll system of the Surviving Corporation, pay or cause to be paid to the holders of the Company Equity Awards, the amounts contemplated by Section 3.03(a), Section 3.03(b) and Section 3.03(c), respectively (collectively, the “Company Equity Payments”); provided, however, that to the extent the holder of a Company Equity Award is not and was not at any time during the applicable vesting period an employee of the Company or any of its Subsidiaries, such amounts shall not be paid through the payroll system, but shall be paid by the Paying Agent pursuant to Section 3.02.

(e) Employee Stock Purchase Plan. As promptly as practicable following the date of this Agreement (but in any event prior to the Effective Time), the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or the compensation committee of the Company Board and, if appropriate, amending the terms of the ESPP) that may be necessary or required under the ESPP and applicable Laws to: (i) ensure that, (A) except for the Final Offerings, no new offering periods shall be authorized or commenced on or after the date of this Agreement, (B) participants may not increase deductions under the ESPP after the date of this Agreement and (C) no new participants may begin participation after the date of this Agreement; (ii) ensure that if the Closing is reasonably expected to occur prior to the end of the Final Offerings, (A) each individual participating in the Final Offerings shall be given notice of the transactions contemplated by this Agreement no later than 10 Business Days prior to the Closing Date and shall have an opportunity to withdraw from such Final Offerings in accordance with Sections 9 and 24 of the ESPP, and (B) the Final Offerings shall each end on a date prior to the Closing Date as determined by the Board or the compensation committee of the Company Board; (iii) ensure that each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase Shares in accordance with the ESPP as of the end of the Final Offerings; (iv) ensure that the applicable purchase price for Shares shall not be decreased below the levels set forth in the ESPP as of the date of this Agreement; and (v) ensure that the ESPP shall terminate in its entirety at the Effective Time and no further rights shall be granted or exercised under the ESPP thereafter.

(f) Company Actions. At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the treatment of Sections 3.03(a) through Section 3.03(c) and (ii) cause the Stock Plans to terminate at or prior to the Effective Time. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation shall be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards.

(g) Alternative Treatment. Notwithstanding anything in Sections 3.03(a) through Section 3.03(c) to the contrary, with the prior consent of the Chief Executive Officer of the Company, the Parties and a holder of a Company Equity Award may mutually agree to provide for treatment of such Company Equity Award in connection with the occurrence of the Effective Time that is different from the treatment prescribed by this Section 3.03, then the terms of such Company Equity Award shall control (and the applicable provisions of this Section 3.03 shall not apply).

Section 3.04. Adjustments. Notwithstanding any provision of this Article III to the contrary, if between the date hereof and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration and the Company Equity Payment, as applicable, shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction; provided that nothing in this Section 3.04 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by this Agreement.

ARTICLE IV

Representations and Warranties of the Company

Except as set forth in the Company Reports, but excluding any risk factor disclosures contained in the “Risk Factors” section thereof, any forward-looking statement, quantitative and qualitative disclosures about market risk section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, or in the corresponding sections of the confidential disclosure schedule delivered to Parent by the Company on the date hereof (the “Company Disclosure Schedule”) (it being agreed that for the purposes of the representations and warranties made by the Company in this Agreement, disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section to the extent the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.01. Organization, Good Standing and Qualification.

(a) The Company and each of its Subsidiaries is (i) a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization; (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted; and (iii) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, in the case of this clause (iii), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) The Company has made available to Parent correct and complete copies of the Company’s and the Company’s Significant Subsidiaries’ Organizational Documents that, in each case, are in full force and effect as of the date of this Agreement.

Section 4.02. Capital Structure.

(a) The authorized capital stock of the Company consists of 200,000,000 Shares and 10,000,000 shares of Company Preferred Stock. As of the Capitalization Date: (i) 34,310,908 Shares were issued and outstanding, (ii) no Shares were issued and held by the Company in its treasury, (iii) no shares of Company Preferred Stock were issued and outstanding or held by the Company in its treasury; and (iv) no Shares or shares of Company Preferred Stock were reserved for issuance other than 1,420,352 Shares reserved for issuance pursuant to the Company’s Stock Plans. As of the Capitalization Date, (i) 2,904,248 Shares were underlying outstanding Company Options, (ii) 899,500 Shares were underlying outstanding Company RSUs and (iii) 138,904 Shares were underlying outstanding Company PSUs (assuming satisfaction of applicable performance goals at the target level). Since the Capitalization Date, the Stock Plans have not been amended or otherwise modified and no Shares or shares of Company Preferred Stock have been repurchased or redeemed or issued (other than with respect to the exercise, vesting or settlement of Company Equity Awards outstanding prior to the Capitalization Date and pursuant to the terms of the Stock Plans in effect on the Capitalization Date), and no Shares have been reserved for issuance and no Company Equity Awards have been granted.

(b) Neither the Company nor any of its Subsidiaries have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the stockholders of the Company on any matter or with the equity holders of any of the Company’s Subsidiaries on any matter, respectively.

(c) The Shares constitute the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act.

(d) No equity securities of the Company are held by any Subsidiary of the Company.

(e) Section 4.02(e) of the Company Disclosure Schedule sets forth a correct and complete list of all outstanding Company Equity Awards as of the Capitalization Date, setting forth the number of Shares subject to each Company Equity Award and the holder, grant date, vesting schedule and exercise or reference price per Share with respect to each Company Equity Award, as applicable.

(f) All outstanding Shares have been issued and granted in compliance in all material respects with all applicable Laws and all requirements set forth in any applicable Contract and each Company Equity Award was granted and properly approved by the Company Board or the compensation committee of the Company Board in compliance in all material respects with all applicable Laws and the terms and conditions of the applicable Stock Plan pursuant to which it was issued.

(g) Section 4.02(g) of the Company Disclosure Schedule sets forth: (i) each of the Company’s Subsidiaries; (ii) whether or not each such Subsidiary is a Wholly Owned Subsidiary (any Subsidiary that is not a Wholly Owned Subsidiary, a “Non-Wholly Owned Subsidiary”); and (iii) for each Non-Wholly Owned Subsidiary, (A) the percentage of the Company’s ownership interest, direct or indirect, and the number and type of capital stock or other securities owned by the Company, directly or indirectly, in each such Subsidiary, and (B) the percentage of such other Person or Persons’ ownership interest and the number and type of capital stock or other securities owned by such other Person or Persons in each such Subsidiary, and the name and jurisdiction of organization (if applicable) of such other Person or Persons.

(h) Section 4.02(h) of the Company Disclosure Schedule sets forth the Company’s or its Subsidiaries’ capital stock or other direct or indirect equity interest in any Person that is not a Subsidiary of the Company, other than equity securities in a publicly traded company or other entity held for investment by the Company or any of its Subsidiaries and consisting of less than one percent of the outstanding capital stock or other equity interest of such company or other entity. The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the HSR Act.

(i) All of the outstanding shares of capital stock of the Company (including, for the avoidance of doubt, the Shares and shares of Company Preferred Stock) have been duly authorized and are validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance contemplated by clauses (d) and (e) of the definition thereof). Upon the issuance of any Shares in accordance with the terms of the applicable Stock Plan in effect on the Capitalization Date or as otherwise expressly permitted by this Agreement, such Shares will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance contemplated by clauses (d) and (e) of the definition thereof). Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and, except for directors’ qualifying shares and any shares of capital stock or other securities of any Non-Wholly Owned Subsidiaries owned by such Persons contemplated by Section 4.02(g)(iii)(B), owned by the Company or by a Wholly Owned Subsidiary of the Company, free and clear of any Encumbrance (other than any Permitted Encumbrance contemplated by clauses (d) and (e) of the definition thereof).

(j) Except as set forth in Section 4.02(a), Section 4.02(e) and Section 4.02(i), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

Section 4.03. Corporate Authority; Approval and Fairness.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Company Board has, at a duly convened and held meeting: (i) unanimously (A) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, and the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, (B) resolved that the Merger shall be effected under Section 251(h) of the DGCL, (C) recommended that the Company’s stockholders accept the Offer and tender their Shares in the Offer (such recommendation described in clauses (A) through (C), the “Company Recommendation”), and (ii) received the opinion of its financial advisor, Raymond James & Associates, Inc., to the effect that the Offer Price and the Merger Consideration is fair from a financial point of view, as of the date of such opinion, to the holders of Shares (other than Excluded Shares), a copy of which opinion has been delivered to Parent solely for informational purposes (it being agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub).

Section 4.04. Governmental Filings; No Violations.

(a) Other than the expirations of the statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) pursuant to the DGCL, (iii) required to be made with or obtained from the SEC, including the filing with the SEC of the Schedule 14D-9, (iv) required to be made with or by the NASDAQ, (v) under the Takeover Statutes and state securities and “blue sky” Laws and (vi) set forth in Section 4.04(a)(vi) of the Company Disclosure Schedule (collectively, the “Company Approvals”), and assuming the accuracy of the representations and warranties set forth in Section 5.04(a), no expirations of any statutory waiting periods under applicable Laws are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by the Company or any of its Subsidiaries with, nor are any required to be obtained by the Company or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement by the Company and the consummation of the transactions contemplated by this Agreement or in continued operation in the Ordinary Course of Business of the Company and its Subsidiaries immediately following the Effective Time, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) The execution and delivery of and performance under this Agreement by the Company do not, and the consummation of the transactions contemplated by this Agreement, will not: (i) constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of the Company or any of its Subsidiaries; (ii) assuming (solely with respect to the performance under this Agreement by the Company and the consummation of the transactions contemplated by this Agreement) the Company Approvals expire, are made and/or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which the Company or any of its Subsidiaries is subject; or (iii) assuming (solely with respect to the performance under this Agreement by the Company and the consummation of the transactions contemplated by this Agreement) the Company Approvals expire, are made and/or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, or cause or permit a termination, non-renewal or modification of or acceleration or creation of any right or obligation under or the creation of an Encumbrance on any of the rights, properties or assets of the Company or any of its Subsidiaries pursuant to, any Material Contract to which any of them is a party or by which any of them or its assets is bound, except, in the case of clauses (ii) and (iii) of this Section 4.04(b), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 4.05. Compliance with Laws; Regulatory Matters; and Licenses.

(a) Compliance with Laws.

(i) Since the Applicable Date, the (A) businesses of the Company and each of its Subsidiaries have not been, and are not being, conducted in violation of any applicable Law and (B) neither the Company nor any of its Subsidiaries has received any written notice or other written communication from a Governmental Entity asserting any noncompliance with any applicable Law by the Company or any of its Subsidiaries that has not been cured as of the date of this Agreement, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.

(b) FCPA and Other Anti-Bribery Laws.

(i) Each of the Company, its Subsidiaries and their respective owners, directors, employees (including officers), and, to the Knowledge of the Company, agents, distributors, consultants and other intermediaries is in compliance with and has, during the past five years, complied with the FCPA and the Other Anti-Bribery Laws and has not made, authorized, solicited or received any unlawful bribe, rebate, payoff, influence payment or kickback in connection with the business of the Company and its Subsidiaries.

(ii) None of the Company, any of its Subsidiaries or any of their respective owners or directors, employees (including officers), or, to the Knowledge of the Company, agents, distributors, consultants or other intermediaries has during the past five years (A) established or maintained any unlawful fund of corporate monies or other properties, or (B) paid, offered or promised to pay, or authorized or ratified the payment of, or solicited or received, directly or indirectly, any monies or anything else of value to any official or Representative (including anyone elected, nominated or appointed to be a Representative) of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity (including any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity), any royal or ruling family member or any political party, political party official or candidate for public or political office, or any officer, director, employee or Representative of any other company or organization without that company’s or organization’s knowledge and consent, in each case, for the purpose of (X) improperly influencing any act or decision of any such Governmental Entity or Person to obtain or retain business, (Y) inducing the recipient to violate a lawful duty or duty of loyalty to the recipient’s employer, or (Z) securing any other improper benefit or advantage, in the case of each of foregoing clauses (X), (Y) and (Z), in connection with the business of the Company and its Subsidiaries.

(iii) The Company and its Subsidiaries have instituted policies and procedures designed to ensure compliance with the FCPA and the Other Anti-Bribery Laws and have maintained such policies and procedures in full force and effect.

(iv) During the past five years there have been no Proceedings against the Company or any of its Subsidiaries or any Indemnified Party or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Indemnified Party, and there are no Proceedings against the Company or any of its Subsidiaries or any Indemnified Party pending by or before any Governmental Entity or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Indemnified Party by any Governmental Entity, in each case with respect to the FCPA and the Other Anti-Bribery Laws.

(v) Neither the Company nor any of its Subsidiaries has made a voluntary disclosure to a Governmental Entity related to the FCPA or any of the Other Anti-Bribery Laws.

(c) Trade Control and Sanctions Regulations.

(i) The Company and each of its Subsidiaries are in compliance and have within the past five years been in compliance with the Trade Control and Sanctions Regulations.

(ii) Section 4.05(c)(ii) of the Company Disclosure Schedule sets forth a correct and complete list, as of the date of this Agreement, of active Licenses held or relied upon by the Company or any of its Subsidiaries under the Trade Control and Sanctions Regulations, if any.

(iii) The Company and its Subsidiaries have instituted policies and procedures designed to ensure compliance with the Trade Control and Sanctions Regulations and have maintained such policies and procedures in full force and effect.

(iv) Within the past five years, there have not been any Proceedings against the Company or any of its Subsidiaries or any Indemnified Party or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Indemnified Party, and there are no Proceedings against the Company or any of its Subsidiaries or any Indemnified Party pending by or before any Governmental Entity or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Indemnified Party by any Governmental Entity, in each case with respect to the Trade Control and Sanctions Regulations.

(v) Neither the Company nor any of its Subsidiaries has within the past five years engaged in, nor is now engaging in, any dealings or transactions (A) with any Person that at the time of the dealing or transaction is or was the subject or target of sanctions administered by U.S. Department of the Treasury’s Office of Foreign Assets Control, or (B) in or with Cuba, Iran, Sudan, Syria, North Korea or the Crimea region of Ukraine, the government of any of these jurisdictions or the Government of Venezuela, or any Person who is resident in or a blocked national of any of these jurisdictions.

(vi) Neither the Company nor any of its Subsidiaries has within the past five years made a disclosure to a Governmental Entity related to actual or potential non-compliance with the Trade Control and Sanctions Regulations whether a voluntary disclosure, directed disclosure or in response to a subpoena or other request from a Governmental Entity.

(d) Licenses. Since December 31, 2015, (i) the Company and each of its Subsidiaries has obtained and maintained, held in good standing, and has complied with all requirements to maintain the Licenses necessary to conduct its respective business as currently conducted; (ii) neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, any other written communication from a Governmental Entity asserting any non-compliance with any such Licenses by the Company or any of its Subsidiaries that has not been cured as of the date of this Agreement; and (iii) no proceeding is pending or, to the Knowledge of the Company, threatened, contemplating the suspension, cancellation, revocation, withdrawal, modification, limitation or nonrenewal of any License, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 4.06. Regulatory Matters.

(a) The Company and its Subsidiaries have, since the Applicable Date complied, and are complying, in all material respects with, and have commercially reasonable internal controls to ensure compliance with, all applicable Laws with respect to their businesses and the products designed, manufactured, distributed, marketed, exclusively licensed, or branded by or for the Company or any of its Subsidiaries (the “Company Products”) including: (i) any applicable FDA investigational device exemption, institutional review board or ethics committee approval (collectively, an “IRB Approval”), premarket approval, 510(k) clearance, de novo classification request, reclassification order, CE mark, or the foreign equivalent of any of the preceding; and (ii) all Healthcare Laws.

(b) Since the Applicable Date, neither the Company nor any of its Subsidiaries have received any written notification or communication from any government agency, including, without limitation, the Department of Justice, the Centers for Medicare and Medicaid Services and the Office of Inspector General for HHS, of noncompliance by, or liability of the Company under, any Healthcare Laws, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(c) There are no enforcement actions (including any administrative proceeding, prosecution, injunction, seizure, civil penalty, or debarment action) pending or threatened in writing by or on behalf of the FDA or any other Governmental Entity that has jurisdiction over the operations of the Company and its Subsidiaries, and there are no facts, circumstances or conditions that could reasonably form the basis of any such action, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received notice of, or been subject to, any material adverse inspectional finding, data integrity review, safety alert, mandatory or voluntary recall, investigation, penalty, fine, reprimand, sanction, injunction, assessment, request for corrective or remedial action, warning letter, regulatory letter, untitled letter, FDA Form 483 or other compliance or enforcement notice, communication or correspondence from FDA or any other Governmental Entity (including any notified body) related to its business or any Company Product other than those communications received in the normal course. Neither the Company nor any of its subsidiaries has entered into any consent decree or order pursuant to any Medical Device Law, and neither the Company nor any of its subsidiaries is a party to any judgment, decree or judicial or administrative order pursuant to any Medical Device Law, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(d) The Company and its Subsidiaries have complete and up-to-date copies of all material regulatory submissions and permits related to the Company Products, including all investigational device exemptions, IRB Approvals, premarket approval applications, 510(k) premarket notifications, de novo classification requests and CE marks and any material supplements or amendments to any of the preceding.

(e) Neither the Company nor any of its Subsidiaries, nor any officer, director, managing employee (as those terms are defined in 42 C.F.R. § 1001.1001) of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any agent (as such term is defined in 42 C.F.R. § 1001.1001(a)(2)) of the Company or any of its Subsidiaries, is a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement or other formal or informal agreement with any Governmental Entity concerning compliance with Healthcare Laws.

(f) The Company and its Subsidiaries are and, since the Applicable Date, have been in material compliance with, and each Company Product has been designed, manufactured, prepared, assembled, packaged, labeled, stored and processed in material compliance with, applicable Medical Device Laws, including Quality System Regulation requirements.

(g) Each of the Company’s Subsidiaries has all accreditations required by CMS to conduct their business and operations as currently conducted.

(h) To the Knowledge of the Company, the Company and its Subsidiaries have all material licenses, approvals, registrations, CE marks, clearances or permits (including investigational device exemptions for any products requiring such an exemption) that are required under the Medical Device Laws and Healthcare Laws for the operation of the business of the Company and its Subsidiaries, and such permits (i) are valid and in full force and effect, (ii) have not been reversed, stayed, set aside, annulled, or suspended, and are not subject to any investigation by a Governmental Entity to revoke, stay, set aside, annul or suspend any such permits and (iii) are not subject to any adverse conditions or requirements that are not generally imposed on the holders thereof.

(i) None of the Company Products is currently or, since the Applicable Date, has been subject to a material recall, removal, market withdrawal or any other corrective action that would require a report to FDA under 21 C.F.R. Part 806 (collectively, a “Recall”), nor is any Recall of any Company Product currently under consideration by the Company or any of its Subsidiaries. To the Knowledge of the Company, no manufacturer or supplier of a Company Product is considering a Recall with respect to a Company Product. To the Knowledge of the Company, since the Applicable Date, the Company and its Subsidiaries have not been materially restrained in their ability to manufacture, process, distribute, supply, import, market or sell any of the Company Products. To the Knowledge of the Company, there are no facts or circumstances reasonably likely to cause any: (i) seizure, withdrawal, Recall, import detention, field removal or correction, safety alert or suspension of manufacturing or distribution relating to any Company Product; or (ii) change in the labeling of any Company Product, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(j) Each of the Company and its Subsidiaries has made all material notifications, submissions, responses and reports required by Medical Device Laws, including any such obligation arising under any FDA inspection, FDA warning letter or comparable action by other Governmental Entities, and all such notifications, submissions, responses and reports were true, complete and correct in all material respects as of the date of submission to the FDA or any comparable Governmental Entity. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries or employees have (i) made an untrue statement of material fact or fraudulent statement to FDA or any other Governmental Entity, or in any records or documentation prepared or maintained to comply with the applicable Laws, with respect to its business or any Company Product; (ii) committed an act, made a statement of material fact, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to cause the FDA or any other Governmental Entity to invoke the FDA’s policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto; or (iii) failed to disclose a material fact required to be disclosed to any Governmental Entity. Since the Applicable Date, neither the Company nor any of its Subsidiaries nor any of their officers, directors and employees (in each case, in their capacity as such) have made or offered any payment, gratuity or other thing of value that is prohibited by any Law to personnel of the FDA or any other Governmental Entity.

(k) Neither the Company nor any of its Subsidiaries nor any of their officers, directors, managing employees (as those terms are defined in 42 C.F.R. §1001.1001), nor, to the Knowledge of the Company, employees or agents (as such term is defined in 42 C.F.R. § 1001.1001(a)(2)) of the Company or any of its Subsidiaries, (i) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under any Governmental Healthcare Program or any federal or state felony offense (as defined in 42 C.F.R. § 424.535(a)(3)(i)) within the last ten (10) years or has been the subject of any other Final Adverse Action (as defined in 42 C.F.R. §424.502) in the last five (5) years; (ii) has violated or caused a violation of any federal or state health care fraud and abuse or false claims statute or regulation, including the Anti-Kickback Statute and related regulations, that is applicable to the Company or any of its Subsidiaries; (iii) has been assessed or, to the Knowledge of the Company, threatened with assessment of civil money penalties pursuant to 21 U.S.C. § 335b, 21 C.F.R. Part 17 or 42 U.S.C. Part 1003, or (iv) to the Knowledge of the Company, is the target or subject of any current or threatened investigation relating to any Governmental Healthcare Program-related offense or Final Adverse Action as defined in 42 C.F.R. §424.502). Neither the Company nor any of its Subsidiaries nor any of their officers, directors, managing employees (as those terms are defined in 42 C.F.R. § 1001.1001), employees or, to the Knowledge of the Company, agents (as such term is defined in 42 C.F.R. § 1001.1001(a)(2)) of the Company or any of its Subsidiaries, (a) has been debarred, excluded or suspended under any Law, including under 21 U.S.C. § 335a, 42 U.S.C. § 1320a-7, and relevant regulations in 42 C.F.R. Part 1001 or, to the Knowledge of the Company, is the subject of a proceeding that is likely to result in such debarment, exclusion, or suspension; or (b) is currently listed on the U.S. General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs.

(l) To the Knowledge of the Company or any of its Subsidiaries, no person has commenced or, since the Applicable Date, threatened against the Company or any of its Subsidiaries any Proceeding relating to any Healthcare Law under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

(m) The Company and its Subsidiaries have adopted a code of conduct and has an operational healthcare compliance program covering the seven elements of an effective compliance program as described in Compliance Program Guidance published by the Office of Inspector General for HHS, which governs all employees and agents.

(n) Since the Applicable Date, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their agents have violated or caused a violation of any Data Protection and Security Laws. None of the Company or any of its Subsidiaries is currently involved in, or the subject of, any written Proceedings related to any Data Protection and Security Laws, and, to the Knowledge of the Company, there are no facts or circumstances that are likely to form the basis for any such Proceedings. The Company and its Subsidiaries have provided all requisite notices, obtained all required consents and satisfied all other requirements for the Processing of Personal Information that are necessary for the conduct of business as currently conducted and in connection with the consummation of the transaction contemplated hereunder (except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect).

(o) The Company and its Subsidiaries have implemented and maintained reasonable and appropriate organizational, physical, administrative and technical measures to protect the operation, confidentiality, integrity and security of all Personal Information and other proprietary or confidential data and information, in any format, generated or used in the conduct of the business (collectively, “Business Data”) and the IT Assets, against unauthorized access, acquisition, interruption, alteration, modification or use (collectively, “Misuse”). Without limiting the generality of the foregoing, the Company and its Subsidiaries have implemented a comprehensive written information security program that complies with 45 C.F.R. Part 164, Subpart C. Since the Applicable Date, the Company and its Subsidiaries have not experienced (nor, to the Knowledge of the Company, have any third parties acting on behalf of the Company or any Subsidiary) any Security Incident, including, without limitation, any breach of unsecured Protected Health Information, and, to the Knowledge of the Company, no such Security Incident is threatened. Since the Applicable Date, the Company and its Subsidiaries have not notified, or been required to notify, any Person of any Security Incident or any violation of any data security policy, including any loss or unauthorized access, use or disclosure, of Protected Health Information that would constitute a breach for which notification to individuals, the media, or HHS is required under 45 C.F.R. Part 164, Subpart D.

(p) There are not presently pending, nor, to the Knowledge of the Company, threatened, any material civil, criminal or administrative actions or suits alleging any hazard or defect in design, manufacture, assembly, installation, materials or workmanship with respect to any Company Product, including, without limitation, failure to warn or breach of any express or implied warranty or representation.

(q) The studies, non-clinical laboratory studies, animal studies, tests, preclinical trials and clinical trials, if any, conducted by or on behalf of, or (if applicable) sponsored by, the Company were and, to the extent still pending, are being conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to, where applicable, standard medical and accepted professional scientific research procedures and standards, and Medical Device Laws (including the applicable requirements of good laboratory practices or good clinical practices, International Conference on Harmonization E6-Good Clinical Practices Consolidated Guideline, FDA regulations, including 21 C.F.R. Parts 50, 54, 56, 58 and 812, and equivalent regulations of other Governmental Entities, as applicable). The Company has not received any material oral or written notices or correspondence or other communication from an institutional review board, an ethics committee, a data monitoring committee, similar organization overseeing the conduct of clinical or other studies, the FDA or any other Governmental Entity exercising comparable authority that has ordered or commenced any action to place a clinical hold order on, or otherwise terminate, materially delay, limit, modify or suspend any proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of the Company, or, to the Knowledge of the Company, alleged any violation of any Medical Device Laws in connection with any preclinical or clinical studies, trials or tests.

(r) Each of the Company’s Subsidiaries is, and since the Applicable Date, has been, (i) qualified for participation in, and has current and valid supplier and provider contracts or enrollments with, each of the Governmental Healthcare Programs with which it participates or from which it receives, or has received, reimbursement (each, a “Governmental Program Agreement”) and no limitation, suspension, or termination of those Governmental Program Agreements, or participation in any Governmental Healthcare Program is pending, or to the Knowledge of the Company, threatened, (ii) in compliance in all material respects with the conditions of participation or requirements applicable with respect to its participation, submission of claims to and receiving reimbursement from, such Governmental Healthcare Programs and (iii) eligible for, and is receiving, payment under such Governmental Healthcare Programs for services rendered to qualified beneficiaries. Section 4.06(r) of the Company Disclosure Schedule sets forth a true and correct list of all National Provider Identifiers and all supplier or provider numbers of the each of the Company’s Subsidiaries with each material Governmental Healthcare Program in which the Subsidiary participates. Other than as arising in the Ordinary Course of Business and as is not material, none of the Company’s Subsidiaries has received any notices or demands from any Governmental Healthcare Program or Governmental Entity, or any agent thereof, of any audits, overpayments, fraudulent billing, requests for repayment or refund, offsets or recoupments against future reimbursement, nor, to the Knowledge of the Company, are there any outstanding overpayments or obligations to repay or refund reimbursement received by any Subsidiary to any Governmental Healthcare Program. Any identified overpayments have been appropriately repaid to the applicable Governmental Healthcare Program and individuals, in accordance with applicable Law and the terms and conditions of the applicable Governmental Healthcare Program(s). To the extent the Company or its Subsidiaries have waived or discounted any patient or beneficiary copayments, deductibles or other cost-sharing obligations required by any Governmental Healthcare Program, such waivers or discounts have, to the Knowledge of the Company, been in compliance with applicable Laws.

(s) Each of the Company’s Subsidiaries has current and valid contracts in place with each Payor with which it participates (each, a “Payor Agreement”) and has materially complied with the material terms and conditions of each such Payor Agreement. Each Payor Agreement is in full force and effect, and no limitation, cancelation, suspension, termination of any Payor Agreement or any exclusion of the Company’s Subsidiaries’ participation with any Payor is pending or, to the Knowledge of the Company, threatened. Other than as arising in the Ordinary Course of Business and not material, none of the Company’s Subsidiaries has received any notices or demands from any Payor, or any agent thereof, of any audits, overpayments, fraudulent billing, requests for repayment or refund, offsets or recoupments against future reimbursement, nor, to the Knowledge of the Company, are there any outstanding overpayments or obligations to repay or refund reimbursement received by any Subsidiary to any Payor. Any identified overpayments have been appropriately repaid to the applicable Payor(s) and individuals, in accordance with applicable Law and, if applicable, the terms and conditions of the applicable Payor Agreement. To the extent the Company or its Subsidiaries have waived or discounted any patient or beneficiary copayments, deductibles or other cost-sharing obligations, such waivers or discounts have, to the Knowledge of the Company, been in compliance with applicable Laws and, to the extent applicable, Payor Agreements.

Section 4.07. Company Reports.

(a) All Company Reports have been filed or furnished on a timely basis.

(b) Each of the Company Reports, at the time of its filing or being furnished (or, if amended or supplemented, as of the date of such amendment or supplement, or, in the case of a Company Report that is a registration statement filed pursuant to the Securities Act or a proxy statement filed pursuant to the Exchange Act, on the date of effectiveness of such Company Report or date of the applicable meeting, respectively), complied or will comply (as applicable), with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable. The Company Reports have not and will not (as applicable), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that any such Company Report that is a registration statement filed pursuant to the Securities Act, did not and will not (as applicable), contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(c) (i) None of the Company Reports is subject to any pending Proceeding by or before the SEC, and (ii) there are no outstanding or unresolved comments received from the SEC with respect to any of the Company Reports.

(d) None of the Subsidiaries of the Company is subject to the reporting requirements of Section 13a or Section 15d of the Exchange Act.

Section 4.08. Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a) Since the Applicable Date, the Company has maintained disclosure controls and procedures designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(b) Since the Applicable Date, the Company has maintained internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company and the Company Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on its financial statements.

(c) The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended

December 31, 2019, and such assessment concluded that such control was effective. The Company’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2019.

(d) The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board, (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and the audit committee of the Company Board any material weaknesses in internal control over financial reporting, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from employees or other service providers of the Company or any of its Subsidiaries regarding questionable accounting or auditing matters, have been received by the Company. The Company has made available to Parent (i) a correct and complete summary of any disclosure made by management to the Company’s auditors and the audit committee of the Company Board contemplated by Section 4.08(d) since the Applicable Date, (ii) any material communication since the Applicable Date made by management or the Company’s auditors to the audit committee of the Company Board required or contemplated by listing standards of the NASDAQ, the charter of the audit committee of the Company Board or professional standards of the Public Company Accounting Oversight Board and (iii) a correct and complete summary of all material complaints or concerns relating to other matters made since the Applicable Date through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of Law.

(f) No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Representatives to the Company’s chief legal officer, the audit committee of the Company Board (or other committee of the Company Board designated for the purpose) or the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

Section 4.09. Financial Statements; No Undisclosed Liabilities; Off-Balance Sheet Arrangements.

(a) Financial Statements. Each of the consolidated balance sheets and consolidated statements of operations, comprehensive income (loss) and cash flows included in or incorporated by reference into the Company Reports: (i) were or will be prepared (as applicable), in each case in accordance with GAAP, except as may be noted therein; and (ii) did or will fairly present in all material respects (as applicable), the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein, as applicable (subject, in the case of any unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect).

(b) No Undisclosed Liabilities. Except for obligations and liabilities (i) reflected or reserved against in the Company’s most recent consolidated balance sheet included in or incorporated by reference into the Company Reports, (ii) incurred in the Ordinary Course of Business since the date of such consolidated balance sheet or (iii) incurred in connection with this Agreement, there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed or any other facts or circumstances that would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(c) Off-Balance Sheet Arrangements. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company or one or more of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act).

Section 4.10. Litigation.

(a) Except with respect to the regulatory matters contemplated by Section 6.04, there are no Proceedings against the Company or any of its Subsidiaries or any Indemnified Party pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Indemnified Party, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 4.11. Absence of Certain Changes.

(a) Since December 31, 2019 and through the date of this Agreement, (i) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material property or asset owned, leased or otherwise used by the Company or any of its Subsidiaries (including any Real Property), whether or not covered by insurance, and (iii) neither the Company nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken on or after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in clauses (vii), (viii) or (xviii) of Section 6.01(a).

(b) Since December 31, 2019 and through the date of this Agreement, there has not been any event, change, development, circumstance, fact or effect that, individually or in the aggregate with such other events, changes, developments, circumstances, facts or effects that have occurred prior to the date of determination of the occurrence of a Material Adverse Effect, has resulted in or would reasonably be expected to result in a Material Adverse Effect.

Section 4.12. Material Contracts.

(a) Except for this Agreement or as set forth in Section 4.12(a) of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any Contract that is reasonably expected to require either (A) annual payments to or from the Company and its Subsidiaries of more than $2 million or (B) aggregate payments to or from the Company and its Subsidiaries of more than $10 million;

(ii) any Contract with (A) any of the 10 largest customers or distributors of the Company and its Subsidiaries determined on the basis of the total revenue received by the Company and its Subsidiaries, taken as a whole, during the fiscal year ending December 31, 2019 or (B) any of the 10 largest vendors of the Company and its Subsidiaries based on the total amount of payments received by such vendor from the Company and its Subsidiaries, taken as a whole, during the fiscal year ending December 31, 2019;

(iii) any Company Government Contract;

(iv) any Contract with a Payor that represents in excess of $2 million of revenue in any twelve-month period;

(v) any Contract that provides for Indebtedness of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $5 million;

(vi) any Contract evidencing financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements and/or brokerage statements or similar Contract;

(vii) any Contract for any Leased Real Property or the lease of personal property providing, in each case, for annual payments thereunder of $1 million or more;

(viii) any Contract pursuant to which (A) any license, covenant not to sue, release, waiver, option or other right is granted under any material Intellectual Property Rights owned by or exclusively licensed to the Company or any of its Subsidiaries, (B) any Person has granted any license, covenant not to sue, release, waiver, option or other right under any Intellectual Property Rights to the Company or any of its Subsidiaries that is material to their businesses, other than non-exclusive licenses for off-the-shelf Software that have been granted on standardized, generally available terms, (C) the Company or any of its Subsidiaries has assigned or agreed to assign any material Intellectual Property Rights to any Person or (D) the Company or any of its Subsidiaries is subject to any obligation or covenant with respect to the use, licensing, enforcement, prosecution or other exploitation of any material Intellectual Property Rights, including stand-stills, and Trademark co-existence or consent Contracts;

(ix) any Contract related to a collective bargaining arrangement or with a labor union, labor organization, works council or similar organization;

(x) any Contract related to any settlement of any Proceeding pursuant to which the Company or any of its Subsidiaries will be required after the date of this Agreement to pay consideration in excess of $500,000;

(xi) any partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture, except for any such agreements or arrangements solely between the Company and its Wholly Owned Subsidiaries or solely among the Company’s Wholly Owned Subsidiaries;

(xii) relating to the, direct or indirect, acquisition or disposition of any capital stock or other securities, assets or business (whether by merger, sale of stock, sale of assets or otherwise) in each case with a fair market value or purchase price in excess of $10 million and (A) was entered into since December or (B) pursuant to which the Company or any of its Subsidiaries reasonably expects to be required to pay or receive any earn-out, deferred or other contingent payments;

(xiii) any Contract that contains a put, call, right of first refusal, right of first offer or similar right or obligation or any other obligation pursuant to which the Company or any of its Subsidiaries could be required to, directly or indirectly, purchase or sell, as applicable, any securities, capital stock or other interests, assets or business reasonably expected to result in payments with a value in excess of $500,000 in any twelve-month period;

(xiv) any Contract that (A) purports to restrict the ability of the Company or any of its Subsidiaries or, at or after the Effective Time, Parent or any of its Affiliates from (1) directly or indirectly, engaging in any business or competing in any business with any Person (including soliciting clients or customers), (2) operating its business in any manner or location or (3) enforcing any of its rights with respect to any of its material assets, or (B) could require the, direct or indirect, disposition of any material assets or line of business of the Company or any of its Subsidiaries or, at or after the Effective Time, Parent or any of its Affiliates, or, direct or indirect, acquisition by the Company or any of its Subsidiaries or, at or after the Effective Time, Parent or any of its Affiliates, of any material assets or line of business of any other Person, in each case, other than (I) Contracts with suppliers, distributors or vendors that fall within the scope of this clause (xiv) solely because they contain geographic restrictions on where the Company or any of its Subsidiaries are permitted to sell supplies, inventory, merchandise, products or other assets purchased by the Company or any of its Subsidiaries under such Contracts and (II) Contracts that can be terminated (including such restrictive provisions) by the Company or any of its Subsidiaries on less than 90 days’ notice without payment by the Company or any of its Subsidiaries of any material penalty;

(xv) any Contract containing a standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of the other party or any of its Affiliates;

(xvi) any Contract that prohibits the payment of dividends or distributions in respect of the capital stock or other equity interests of the Company or any of its Subsidiaries, the pledging of the capital stock or other equity interests of the Company or any of its Subsidiaries or the incurrence of Indebtedness by the Company or any of its Subsidiaries; and

(xvii) any Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company (other than his or her capacity as a director or officer of the Company) or any Person beneficially owning five percent or more of the outstanding Shares or shares of common stock of any of their respective Affiliates, on the other hand (each Contract constituting any of the foregoing types of Contracts described in clauses (i) through (xvii) of this Section 4.12(a), together with any Contract that has been or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed as a “material contract” on a Current Report on Form 8-K or has been or would be required to be disclosed pursuant to Item 404 of Regulation S-K under the U.S. Securities Act, a “Material Contract”).

(b) A correct and complete copy of each Material Contract (including, for the avoidance of doubt, any material amendments or supplements thereto) has been made available to Parent.

(c) Each Material Contract is in full force and effect, valid and binding on, and enforceable against, the Company and/or one or more of its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, except (i) as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect or (ii) to the extent such Material Contract has expired in accordance with its terms.

(d) There is no breach or violation of, or default under, any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and, to the Knowledge of the Company, no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such Contract by the Company or any of its Subsidiaries or any other party thereto or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(e) With respect to the Company Government Contracts (except for those Company Government Contracts with Governmental Healthcare Programs subject to Section 4.06) and without limiting the generality of Section 4.12(b), Section 4.12(c) and Section 4.12(d): (i) all representations and certifications executed, acknowledged or set forth in or pertaining to a Company Government Contract were correct and complete as of their effective date, and the

Company and each of its Subsidiaries have complied with all such representations and certifications; (ii) no Governmental Entity or any prime contractor, subcontractor or any other Person has notified the Company or any of its Subsidiaries that the Company or any of its Subsidiaries has breached or violated any certification, representation, provision or requirement set forth in or pertaining to a Company Government Contract; (iii) no termination for convenience, termination for default, cure notice or show cause notice has been effected or is in effect pertaining to any Company Government Contract; (iv) neither the Company nor any of its Subsidiaries nor any of their respective personnel is or has been (A) subject to a Proceeding by any Governmental Entity with respect to any alleged irregularity, misstatement or omission in connection with, arising out of or otherwise related to any Company Government Contract, (B) suspended or debarred from doing business with any Governmental Entity or (C) the subject of a finding of non-responsibility or ineligibility for contracting with any Governmental Entity; and (v) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to any Governmental Entity with respect to any alleged irregularity, misstatement or omission in connection with, arising out of or otherwise related to a Company Government Contract.

Section 4.13. Employee Benefits.

(a) Section 4.13(a) of the Company Disclosure Schedule sets forth a correct and complete list of each material Company Benefit Plan.

(b) With respect to each material Company Benefit Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the Company Benefit Plan document, including, for the avoidance of doubt, any amendments or supplements thereto, and all related trust documents, insurance Contracts or other funding vehicle documents (or where no such copies are available, a reasonably detailed written description thereof), (ii) the most recently prepared actuarial report and (iii) all material correspondence to or from any Governmental Entity received since the Applicable Date with respect thereto (or where no such copies are available, a reasonably detailed written description thereof).

(c) (i) Each Company Benefit Plan (including any related trusts) has been established, operated and administered in compliance, in all material respects, with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP and (iii) there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto, in each case, except as would not reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(d) With respect to each ERISA Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the most recent summary plan description together with any summaries of all material modifications and supplements thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two most recent annual reports (Form 5500 or 990 series and, for the avoidance of doubt, all schedules and financial statements attached thereto).

(e) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code is subject to a favorable determination or opinion letter issued from the IRS to the effect that such plan is so qualified and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or Tax exemption of any such ERISA Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code.

(f) Neither the Company nor any Company ERISA Affiliate has in the last six years contributed (or has any obligation) to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

(g) Neither the Company nor any Company ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any Multiemployer Plan in the last six years.

(h) No Company Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(i) Except as required by applicable Law or provided in any Contract in effect as of the date of this Agreement and set forth on Section 4.13(i) of the Company Disclosure Schedule, no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide any such benefits.

(j) Except with respect to the Company Equity Awards, as contemplated by Section 3.03, neither the execution and delivery of this Agreement, the receipt of any approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material obligation or liability under any Company Benefit Plan, or (v) limit or restrict the right to merge, terminate, materially amend or otherwise modify or transfer the assets of any Company Benefit Plan on or following the Offer Acceptance Time.

(k) Neither the execution and delivery of this Agreement, the receipt of any approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either individually or in combination with another event, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(l) Neither the Company nor any Subsidiary thereof has any obligation to provide, and no Company Benefit Plan or other agreement or arrangement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(m) No Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company or any of its Subsidiaries who reside or work outside of the United States.

Section 4.14. Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization and, to the Knowledge of the Company, there are no activities or Proceedings by any individual or group of individuals, including representatives of any labor unions, labor organizations, works councils or similar organizations, to organize any employees of the Company or any of its Subsidiaries.

(b) There is no and, since the Applicable Date, has not been any, strike, lockout, slowdown, work stoppage, unfair labor practice or other labor dispute, or arbitration or grievance pending or, to the Knowledge of the Company, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement. The Company and each of its Subsidiaries is in material compliance with all applicable Laws regarding labor, employment and employment practices, terms and conditions of employment, wages and hours (including classification of employees, discrimination, harassment and equitable pay practices), and occupational safety and health. Neither the Company nor any of its Subsidiaries has incurred any obligation or liability under the Worker Adjustment and Retraining Notification Act or any similar state or local Law that remains unsatisfied.

(c) Since the Applicable Date: (i) to the Knowledge of the Company, no allegations of sexual harassment have been made against any current or former officer or director of the Company and (ii) neither the Company nor any of its Subsidiaries have been in involved in any Proceedings, or entered into any settlement agreements, related to allegations of sexual harassment or misconduct by any current or former officer or director of the Company.

Section 4.15. Environmental Matters.

Except as would not reasonably be expected to result in a Material Adverse Effect:

(a) (i) The Company and its Subsidiaries are, and for the past five years, have been in compliance with all applicable Environmental Laws; (ii) no property currently or formerly (for which the Company or any of its Subsidiaries is responsible) owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance in violation of or as would reasonably be expected to result in liability to the Company or any subsidiary under any Environmental Law; (iii) neither the Company nor any of its Subsidiaries is liable for any Hazardous Substance disposal or contamination on any third-party property; (iv) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to any obligation or liability under any Environmental Law which has not been fully resolved; (v) neither the Company nor any of its Subsidiaries is a party to any Order or other agreement with any Governmental Entity or any indemnity or other agreement with any third party relating to any obligations or liabilities under any Environmental Law and (vi) to the Knowledge of the Company there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claim, obligation, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law.

(b) The Company made available to Parent, correct and complete copies of all material environmental reports, studies, assessments, and sampling data in the possession of the Company relating to the Company or its Subsidiaries or their respective current or former properties or operations.

Section 4.16. Tax Matters.

(a) The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them with the appropriate Taxing Authority and all such filed Tax Returns are correct and complete in all material respects, (ii) have paid all material amount of Taxes that are required to be paid (whether or not shown on any Tax Returns), (iii) have withheld and paid all material amount of Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes), (iv) have complied with all information reporting (and related withholding) and record retention requirements and (v) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b) No deficiency with respect to any amount of Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries and there are no pending or, to the Knowledge of the Company, threatened Proceedings regarding any Taxes of the Company and its Subsidiaries or the properties or assets of the Company and its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has been informed by any Taxing Authority that such Taxing Authority believes that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed.

(d) The Company has made available to Parent correct and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes.

(e) There are no Encumbrances for Taxes (other than any Permitted Encumbrance) on any of the properties or assets of the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation, indemnification or similar agreement or arrangement (other than such an agreement or arrangement solely between or among the Company and any of its Wholly Owned Subsidiaries).

(g) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any obligation or liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, or by Contract (other than Contracts that are entered into in the Ordinary Course of Business and are not primarily related to Taxes).

(h) Neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(i) Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any other transaction requiring disclosure under analogous provisions of Tax Law.

(j) At no time during the past five years has the Company been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(k) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction on or prior to the Closing Date, any accounting method change or agreement with any Tax authority, any prepaid amount received on or prior to the Closing Date, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of Tax Law), or any election pursuant to Section 108(i) or Section 965(h) of the Code (or any similar provision of Law) made with respect to any taxable period ending on or prior to the Closing Date.

(l) The Company and its Subsidiaries are in compliance with all applicable transfer pricing Laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company or any of its Subsidiaries. The prices for any property or services (or for the use of any property) provided by or to the Company or any of its Subsidiaries are arm’s length prices for purposes of the relevant applicable transfer pricing Laws, including Treasury Regulations promulgated under Section 482 of the Code.

(m) Neither the Company nor any of its Subsidiaries is (or has ever been) subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction.

(n) Neither the Company nor any of its Subsidiaries has availed itself of any government grants, Tax holidays, loans, other Tax benefits, advances, reimbursements or other relief related to COVID-19, including a loan under the paycheck protection program or relief pursuant to Sections 2301 or 2302 of the CARES Act or any similar applicable federal, state or local Law.

(o) The Company and its Subsidiaries have delivered or made available to Parent copies of all U.S. federal, state and local income Tax Returns filed by the Company or any of its Subsidiaries since 2018 and a schedule describing the types, jurisdictions and, if material, amounts of non-income Taxes paid by the Company or any of its Subsidiaries since 2018.

Section 4.17. Real Property.

(a) Section 4.17(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Owned Real Property and Leased Real Property, together with the correct street address of each parcel of Owned Real Property and Leased Real Property.

(b) With respect to the Owned Real Property, there are no outstanding options or rights of first refusal to purchase such property, or any portion thereof or interest therein.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, with respect to the Leased Real Property, (i) the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms, (ii) there is no breach or violation of, or default under, any such leases or subleases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and, to the Knowledge of the Company, no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such leases or subleases by the Company or any of its Subsidiaries or any other party thereto or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, and (iii) there are no written or oral subleases, concessions, licenses, occupancy agreements or other Contracts or arrangements granting to any Person other than the Company or its Subsidiaries the right to use or occupy any such property.

(d) The Real Property has been maintained in accordance with normal industry practice, in all material respects and is suitable in all material respects for the purposes for which it is currently used.

Section 4.18. Intellectual Property.

(a) Section 4.18(a) of the Company Disclosure Schedule sets forth a list of all Company Registered IP, indicating for each item, as applicable, the registration or application number, the registration or application date, and the applicable filing jurisdiction. All Company Registered IP is subsisting, and to the Knowledge of the Company, valid and enforceable, and is not subject to any outstanding Order adversely affecting the validity or enforceability of, or the Company’s or its Subsidiaries’ ownership or use of, or rights in or to, any such Intellectual Property Rights.

(b) The Company and its Subsidiaries own, or have sufficient rights to use, all Intellectual Property Rights material to, and used in, the conduct of their respective businesses as currently conducted, all of which rights shall survive the consummation of the transactions contemplated by this Agreement without being terminated or materially changed.

(c) The Company and its Subsidiaries exclusively own all Company Registered IP and other material Intellectual Property Rights purported to be owned by the Company or any of its Subsidiaries, free and clear of all Encumbrances (other than Permitted Encumbrances).

(d) Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written claim, notice or invitation to license or similar communication (i) contesting or challenging the validity, enforceability or ownership of any Intellectual Property Rights material to the Company’s or any of its Subsidiaries’ respective businesses that are owned by the Company or any of its Subsidiaries, or (ii) alleging that the Company or any of its Subsidiaries or any of their respective products or services infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person, whether directly or indirectly.

(e) To the Knowledge of the Company, the conduct of the respective businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate, and since the Applicable Date, has not infringed, misappropriated or otherwise violated, any Intellectual Property Rights of any Person, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company or any of its Subsidiaries.

(f) To the Knowledge of the Company, since the Applicable Date, no Person has infringed, misappropriated or otherwise violated any Intellectual Property Rights owned by or exclusively licensed to the Company or any of its Subsidiaries, whether directly or indirectly.

(g) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by the Company and its Subsidiaries and, to the Knowledge of the Company, such Trade Secrets have not been used by or disclosed to any Person, except pursuant to a bona fide valid and enforceable non-disclosure agreement that has not been breached by such Person. To the Knowledge of the Company, no current or former employee, consultant, contractor, partner or investor of the Company or any of its Subsidiaries is currently in unauthorized possession of any such Trade Secrets.

(h) Each Person who is or was an employee or independent contractor of the Company or any of its Subsidiaries and involved in the development or creation of any Intellectual Property Rights material to the businesses of the Company or any of its Subsidiaries has signed a valid and enforceable agreement containing an irrevocable present assignment to the Company or its Subsidiary, as appropriate, of all such Intellectual Property Rights. No such Person retains any right, title or interest in or to any such Intellectual Property Rights.

(i) The IT Assets owned, used or held for use (including through cloud-based or other third-party service providers) by the Company or any of its Subsidiaries are sufficient for the current and currently anticipated needs of the businesses of the Company and its Subsidiaries, and, since the Applicable Date, there has been no unauthorized access to or unauthorized use of (i) any such IT Assets, (ii) any information stored on or processed by such IT Assets or (iii) to the Knowledge of the Company, any confidential or proprietary information that is in the Company’s or any of its Subsidiaries’ possession or control, in each case, in a manner that, individually or in the aggregate, has resulted in or is reasonably expected to result in material liability to, or material disruption of the business operations of, the Company or any of its Subsidiaries. The Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology consistent with best industry practices.

(j) The Company and each of its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the Software (and products containing Software) sold, licensed, conveyed or distributed by the Company or any of its Subsidiaries, and the IT Assets owned, used or held for use by the Company or any of its Subsidiaries, are free from any Malicious Code. To the Knowledge of the Company, none of such Software (or products containing Software) or IT Assets contain or make available any material Malicious Code.

(k) No Software (or products containing Software) sold, licensed, conveyed or distributed by, and material to the businesses of, the Company or any of its Subsidiaries contains, is derived from, or links to any Software that is governed by an Open Source License. The Company and its Subsidiaries are in material compliance with all Open Source Licenses to which any Software used by the Company or any of its Subsidiaries is subject.

(l) No Person other than the Company or its Subsidiaries (and its and their respective authorized employees and authorized independent contractors) has or has had possession of any source code for any Software that is owned or developed by or on behalf of the Company or any of its Subsidiaries and material to their respective businesses.

(m) The Company and its Subsidiaries have established and implemented written policies regarding privacy, cyber security and data security that are commercially reasonable (such policies, collectively, the “Privacy and Security Policies”). To the Knowledge of the Company, the Company and its Subsidiaries obligate (pursuant to written Contracts) all third-party service providers, outsourcers or any Person who receives Personal Information from the Company or any of its Subsidiaries or manages IT Assets on its behalf to comply with all Data Protection and Security Laws and have taken reasonable measures to ensure that all such Persons have complied with their contractual obligations. Without limiting the generality of the foregoing, to the Knowledge of the Company, the Company and its Subsidiaries have entered into data processing agreements and business associate agreements with such Persons and with customers in all situations where required by Data Protection and Security Laws and have complied with the material terms of those agreements (except as would not individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect).

(n) To the Knowledge of the Company, since the Applicable Date, no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution is being used, directly or indirectly, to create, in whole or in part, Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries, except for any such funding or use of facilities or personnel that does not result in such Governmental Entity or institution obtaining ownership rights to such Intellectual Property Rights.

(o) To the Knowledge of the Company, since the Applicable Date, no industry standards body or any similar organization of which the Company or any of its Subsidiaries is now or has been a member, promoter or contributor has requested in writing that the Company or any of its Subsidiaries grant or offer to any other person any license or right to any Intellectual Property Rights owned by the Company or any of its Subsidiaries.

Section 4.19. Insurance. Each Insurance Policy is in full force and effect, all premiums due with respect to all Insurance Policies have been paid, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the transactions contemplated by this Agreement), with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any of the Insurance Policies or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company has made available to Parent correct and complete copies of the Insurance Policies (or where no such copies are available, a reasonably detailed written description thereof).

Section 4.20. Takeover Statutes. Except for Section 203 of the DGCL, no Takeover Statute or any anti-takeover provision in the Company’s Organizational Documents is applicable to the Company, the Shares, or the transactions contemplated by this Agreement and, prior to the date of this Agreement, the Company Board has taken all action necessary so that the restrictions set forth in Section 203 of the DGCL applicable to “business combinations” (as such term is defined in Section 203 of the DGCL) are and will be, inapplicable to the execution and delivery of and the performance under this Agreement and the transactions contemplated by this Agreement and will not restrict, impair or delay the ability of Parent or Merger Sub to vote or otherwise exercise all rights as a stockholder of the Company.

Section 4.21. Brokers and Finders. Neither the Company, nor any of its Subsidiaries, nor any of their respective directors or employees (including any officers) has employed any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement, except that the Company has employed Raymond James & Associates, Inc. as its financial advisor, whose fees and expenses will be paid by the Company. The Company has made available to Parent, correct and complete copies of all Contracts pursuant to which Raymond James & Associates, Inc. is entitled to any fees, rights to indemnification and expenses in connection with any of the transactions contemplated by this Agreement.

Section 4.22. Merger Approval. Following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition, no vote of the holders of any class or series of the Company’s capital stock will be required in order to adopt this Agreement, and the Merger may be effected under Section 251(h) of the DGCL without any such vote.

Section 4.23. Information Supplied; Offer Documents. None of the information supplied or to be supplied by or on behalf of the Company or its Subsidiaries for inclusion or incorporation by reference in the Offer Documents (including any amendments or supplements thereto) will, at the time the Offer Documents (or any amendment or supplement thereto) are filed with the SEC or at the time the Offer Documents (or any amendment or supplement thereto) are first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 (including any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and will not, at the time filed with the SEC and at the time first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company and its Subsidiaries make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub thereof for inclusion or incorporation by reference in the Schedule 14D-9.

Section 4.24. Critical Technologies. The Company has conducted an assessment and determined that neither the Company nor any of its Subsidiaries or Affiliates produces, designs, tests, manufactures, fabricates, or develops “critical technologies” as that term is defined in 31 C.F.R. § 800.215.

Section 4.25. No Other Representations or Warranties. Except for the express written representations and warranties made by the Company in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty regarding the Company or any of its Subsidiaries or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, and the Company expressly disclaims any other representations or warranties; provided, however, that notwithstanding the foregoing provisions of this Section 4.25, nothing in this Section 4.25 shall limit Parent’s or Merger Sub’s remedies with respect to claims of fraud or intentional or willful misrepresentation in connection with, arising out of or otherwise related to this Agreement and the transactions contemplated by this Agreement or any instrument or other document delivered pursuant to this Agreement.

ARTICLE V

Representations and Warranties of Parent and Merger Sub

Except as set forth in the corresponding sections of the confidential disclosure schedule delivered to the Company by Parent on the date hereof (the “Parent Disclosure Schedule”) (it being agreed that for the purposes of the representations and warranties made by Parent or Merger Sub in this Agreement, disclosure of any item in any section of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section to the extent the relevance of such item is reasonably apparent on its face), Parent and Merger Sub each hereby represent and warrant to the Company that:

Section 5.01. Organization, Good Standing and Qualification.

(a) Parent and each of its Subsidiaries is (i) a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization; (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted; and (iii) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) Parent has made available to the Company correct and complete copies of Parent’s and Merger Sub’s Organizational Documents that are in full force and effect as of the date of this Agreement.

Section 5.02. Capitalization and Business of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock of Merger Sub, par value $0.001 per share. As of the date of this Agreement, all such shares were issued and outstanding. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and are validly issued, fully paid and non-assessable and owned by Parent. Merger Sub has not conducted any business and has no properties, assets, obligations or liabilities of any nature, in each case other than those incident to its organization and pursuant to this Agreement and the transactions contemplated by this Agreement.

Section 5.03. Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement and the transactions contemplated by this Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and to consummate the transactions contemplated by this Agreement, subject only to adoption of this Agreement by Parent (as the sole stockholder of Merger Sub). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.04. Governmental Filings; No Violations.

(a) Other than the expirations of statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) pursuant to the DGCL, (iii) required to be made with or obtained from the SEC, including the filing with the SEC of the Offer Documents, (iv) required to be made with or by the NYSE, (v) under the Takeover Statutes and state securities and “blue sky” Laws and (vi) set forth in Section 5.04(a)(v) of the Parent Disclosure Schedule (collectively, the “Parent Approvals”), and assuming the accuracy of the representations and warranties set forth in Section 4.04(a), no expirations of any statutory waiting periods under applicable Laws are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Parent or any of its Subsidiaries with, nor are any required to be obtained by Parent or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) The execution and delivery of and performance under this Agreement by Parent and Merger Sub do not, and the consummation of the transactions contemplated by this Agreement, will not: (i) assuming (solely with respect to the consummation of the transactions contemplated by this Agreement) the satisfaction of the obligations contemplated by Section 6.03, constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of Parent or any of its Subsidiaries; (ii) assuming (solely with respect to the performance under this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated by this Agreement) the satisfaction of the obligations contemplated by Section 6.03 and the Parent Approvals expire, are made and/or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which Parent or any of its Subsidiaries is subject; or (iii) assuming (solely with respect to the performance under this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated by this Agreement) the Parent Approvals expire, are made and/or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, or cause or permit a termination, non-renewal or modification of or acceleration or creation of any right or obligation under or the creation of an Encumbrance on any of the rights, properties or assets of Parent or any of its Subsidiaries pursuant to, any Contract to which any of them is a party or by which any of them or its assets is bound, except, in the case of clauses (ii) and (iii) of this Section 5.04(b), as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

Section 5.05. Litigation.

(a) Except with respect to the regulatory matters contemplated by Section 6.04, there are no Proceedings against Parent or any of its Subsidiaries or any director or officer thereof (or other Persons performing similar functions), in each case when acting in such capacity, pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any director or officer thereof (or other Persons performing similar functions), in each case when acting in such capacity, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b) Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any Order, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

Section 5.06. Available Funds. As of the Closing, Parent will have available to it, or will cause Merger Sub to have available to it, funds sufficient to consummate the transactions contemplated by this Agreement.

Section 5.07. Brokers and Finders. Neither Parent, nor any of its Subsidiaries, nor any of their respective directors or employees (including any officers) has employed any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement, except that Parent has employed Evercore Group L.L.C. as its financial advisor, whose fees and expenses will be paid by Parent.

Section 5.08. Information Supplied; Offer Documents. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9 (including any amendments or supplements thereto) will, at the time the Schedule 14D-9 (or any amendment or supplement thereto) is filed with the SEC or at the time the Schedule 14D-9 (or any amendment or supplement thereto) is first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents (including any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and will not, at the time filed with the SEC and at the time first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference in the Offer Documents.

Section 5.09. No Other Representations or Warranties. Except for the express written representations and warranties made by Parent and Merger Sub in this Article V, none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty regarding Parent, Merger Sub or any of their respective Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, and each of Parent and Merger Sub expressly disclaims any other representations or warranties; provided, however, that notwithstanding the foregoing provisions of this Section 5.09, nothing in this Section 5.09 shall limit the Company’s remedies with respect to claims of fraud or intentional or willful misrepresentation in connection with, arising out of or otherwise related to this Agreement and the transactions contemplated by this Agreement or any instrument or other document delivered pursuant to this Agreement.

ARTICLE VI

Covenants

Section 6.01. Interim Operations.

(a) The Company shall, and shall cause each of its Subsidiaries to, from and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, unless Parent shall otherwise approve in writing, and except as otherwise expressly required by this Agreement, required in order to comply with applicable Law or required in order to comply with COVID-19 Measures, conduct its business in the Ordinary Course of Business, in all material respects, and, to the extent consistent therewith, shall use and cause each of its Subsidiaries to use their reasonable best efforts to maintain its and its Subsidiaries’ relations and goodwill with Governmental Entities, customers, suppliers, Payors, distributors, and employees. Without limiting the generality of and in furtherance of the foregoing sentence, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, except (i) as otherwise expressly required (A) by this Agreement, (B) by any Governmental Entity, (C) to comply with (1) applicable Law, or (2) the terms of any Material Contract binding on the Company or any of its Subsidiaries in effect prior to the date of this Agreement, (ii) as approved in writing by Parent (such approval not to be unreasonably conditioned, withheld or delayed) or (iii) set forth in the corresponding subsection of Section 6.01(a) of the Company Disclosure Schedule, the Company shall not and shall cause its Subsidiaries not to:

(i) adopt any change in its Organizational Documents;

(ii) merge or consolidate with any other Person, except for any such transactions solely among Wholly Owned Subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its properties, assets, operations or businesses;

(iii) acquire, directly or indirectly by merger, consolidation, acquisition of stock or assets or otherwise, any business, Person, properties or assets from any other Person with a fair market value or purchase price in excess of $5 million in any individual transaction or

$20 million in the aggregate, in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, other than acquisitions of inventory or other goods in the Ordinary Course of Business pursuant to the terms of a Contract binding on the Company or any of its Subsidiaries in effect prior to the date of this Agreement, correct and complete copies of which have been made available to Parent or entered into following the date of this Agreement in accordance with the terms of this Section 6.01;

(iv) transfer, sell, lease, divest, cancel or otherwise dispose of, or incur, permit or suffer to exist the creation of any Encumbrance (other than any Permitted Encumbrances) upon, any properties or assets (tangible or intangible, including any Intellectual Property Rights), product lines or businesses of the Company or any of its Subsidiaries, including capital stock or other equity interests of any of its Subsidiaries, except in connection with (A) sales of obsolete assets, (B) sales, leases, or other dispositions of assets (not including services and Intellectual Property Rights) with a fair market value not in excess of $5 million individually or $10 million in the aggregate, (C) sales of inventory or other goods in the Ordinary Course of Business and (D) non-exclusive licenses of Intellectual Property Rights entered into in the Ordinary Course of Business;

(v) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, Encumber, or otherwise enter into any Contract or other agreement, understanding or arrangement with respect to the voting of, any shares of capital stock of the Company (including, for the avoidance of doubt, Shares) or capital stock or other equity interests of any of its Subsidiaries, securities convertible or exchangeable into or exercisable for any such shares of capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any such shares of capital stock, other equity interests or such convertible or exchangeable securities (other than the issuance of shares of such capital stock, other equity securities, or convertible or exchangeable securities (A) by a Wholly Owned Subsidiary of the Company to the Company or another Wholly Owned Subsidiary of the Company, (B) in respect of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and the applicable Stock Plan in effect on the Capitalization Date or (C) pursuant to the ESPP in accordance with its terms and subject to Section 3.03(e));

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its Wholly Owned Subsidiaries, loans or advances to employees of the Company or any of its Wholly Owned Subsidiaries in the Ordinary Course of Business pursuant to the terms of the Company’s 401(k) Plans or advances to any Person pursuant to any advancement obligations under the Company’s Organizational Documents or any indemnification agreements as in effect on or prior to the date hereof) in excess of $5 million individually or $20 million in the aggregate;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests (including with respect to the Company, for the avoidance of doubt, Shares), except for dividends paid by any Wholly Owned Subsidiary to the Company or to any other Wholly Owned Subsidiary of the Company;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other equity interests or securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests (including with respect to the Company, for the avoidance of doubt, Shares), other than the withholding or use of Shares to satisfy the payment of the exercise price on the exercise of a Company Option or withholding Tax obligations upon the exercise, vesting or settlement of Company Equity Awards outstanding as of the date of this Agreement, in each case, in accordance with their terms and, as applicable, the Stock Plans as in effect on the Capitalization Date;

(ix) adopt or implement any stockholder rights plan or similar arrangement;

(x) form any Subsidiary or enter into any joint venture, partnership, limited liability corporation, strategic alliance or similar arrangement;

(xi) incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (A) Indebtedness in replacement of existing Indebtedness for borrowed money on terms substantially consistent with or more favorable to the Company than the Indebtedness being replaced, (B) Indebtedness incurred (1) by the Company that is owed to any Wholly Owned Subsidiary or (2) by any Wholly Owned Subsidiary that is owing to the Company or any other Wholly Owned Subsidiary, or (C) guarantees of Indebtedness of its Wholly Owned Subsidiaries otherwise incurred in compliance with this Section 6.01(a);

(xii) make or authorize any payment of, or accrual or commitment for, capital expenditures, except (A) those contemplated by the Company’s capital expenditure forecast for the relevant fiscal year, which capital expenditure forecast has been made available to Parent prior to the date of this Agreement and (B) any unforecasted capital expenditure, in an amount not to exceed $2 million in the aggregate;

(xiii) enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, other than Contracts with customers or suppliers entered into in the Ordinary Course of Business;

(xiv) other than with respect to Material Contracts related to Indebtedness, which shall be governed by Section 6.01(a)(vi) and Section 6.01(a)(xi), terminate, fail to renew, or in any material respect amend or otherwise modify or waive, or assign, convey, Encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in, any Material Contract, other than expirations or non-renewals of any such Contract in the Ordinary Course of Business and in accordance with the terms of such Contract with no further action by the Company or any of its Subsidiaries, except for any ministerial actions, or non-exclusive licenses, covenants not to sue, releases, waivers or other rights under Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries, in each case, granted in the Ordinary Course of Business;

(xv) cancel, modify or waive any debts or similar claims held by the Company or any of its Subsidiaries having in each case a value in excess of $5 million individually or $10 million in the aggregate;

(xvi) amend any License contemplated by Section 4.05(d) in any material respect, or allow any such License to lapse, expire or terminate (except where the lapse, expiration or termination of any such License is with respect to a License that has become obsolete, redundant or no longer required by applicable Law);

(xvii) other than with respect to Transaction Litigation, any Proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 262 of the DGCL or any Tax claim, audit, assessment or dispute, which shall be governed by Section 6.11, Section 3.02(f) and Section 6.01(a)(xix), respectively, settle or compromise any Proceeding for an amount in excess of $1 million individually or $5 million in the aggregate, or which would reasonably be expected to (A) prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement, (B) have a materially negative impact on the operations and reputation of the Company and its Subsidiaries or (C) involve any criminal liability, any admission of material wrongdoing or any material wrongful conduct by the Company or any of its Subsidiaries;

(xviii) make any changes with respect to accounting policies or procedures, except, in each case, as required by changes in GAAP;

(xix) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to material Taxes, settle any material Tax claim, audit, assessment or dispute, surrender any right to claim a material refund, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax, or take any action which would be reasonably expected to result in a material increase in the Tax liability of the Company or its Subsidiaries, or, in respect of any taxable period (or portion thereof) ending after the Closing Date, the Tax liability of Parent or its Affiliates;

(xx) cancel, abandon or otherwise allow to lapse or expire any material Intellectual Property Rights that are owned by or exclusively licensed to the Company or any of its Subsidiaries, except, solely with respect to Intellectual Property Rights that are not material to the businesses of the Company and its Subsidiaries in the Ordinary Course of Business;

(xxi) except as required pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement or as required by applicable Law or the terms of this Agreement, (A) increase in any manner the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any current or former director, officer, employee or other service provider, except for (1) those employees who are not officers, increases in annual salary, wage rate or consulting fees in the Ordinary Course of Business that do not exceed 6 percent individually or 3 percent in the aggregate, and (2) the payment of annual bonuses for completed periods based on actual performance in the Ordinary Course of Business, (B) become a party to, establish, adopt, amend, commence participation in or terminate any

Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to the date of this Agreement (other than offer letters providing for an “employment at will” relationship without any right to contractual severance, entered into with new hire employees in the Ordinary Course of Business to the extent such hire is expressly permitted by clause (G) of this Section 6.01(a)(xxi)), (C) grant any new awards, or amend or modify the terms of any outstanding awards (including, in each case, Company Equity Awards), under any Company Benefit Plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (E) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any loans or issue any loans to any current or former director, officer, employee or other service provider (other than routine travel advances issued in the Ordinary Course of Business and those loans or advances expressly permitted by Section 6.01(a)(vi)), (G) hire any employee or engage any independent contractor (who is a natural person) with total cash compensation (an annual salary or wage rate or consulting fees and target annual cash bonus opportunity) in excess of $200,000, or (H) terminate the employment of any executive officer other than for cause;

(xxii) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization; or

(xxiii) agree, authorize or commit to do any of the foregoing.

(b) Parent shall not knowingly take or fail to take or permit any of its Subsidiaries to take or fail to take any action that would reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(c) Nothing set forth in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time or give the Company, directly or indirectly, the right to control or direct the Parent’s or its Subsidiaries’ operations prior to the Effective Time.

Section 6.02. Acquisition Proposals; Change of Recommendation.

(a) No Solicitation. At all times from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, except as expressly permitted by this Section 6.02, neither the Company nor any of its Subsidiaries nor any of its or their directors or officers shall, and the Company shall direct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to:

(i) initiate, solicit, propose an Acquisition Proposal or knowingly encourage or otherwise knowingly facilitate any action that constitutes or could lead to an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations relating to any Acquisition Proposal;

(iii) provide any non-public information or data concerning the Company or its Subsidiaries or access to the Company or its Subsidiaries’ properties, books and records to any Person or Group in connection with any Acquisition Proposal or any action that would reasonably be expected to lead to an Acquisition Proposal;

(iv) take any action to exempt any third party from the restrictions on “business combinations” set forth in Section 203 of the DGCL (as such term is defined in Section 203 of the DGCL) or any other applicable Takeover Statute or otherwise cause such restrictions not to apply; or

(v) agree, authorize or commit to do any of the foregoing.

(b) Exceptions to No Solicitation. Notwithstanding anything to the contrary set forth in Section 6.02(a), but subject to the provisions of Section 6.02(c), prior to the Offer Acceptance Time, in response to an unsolicited, bona fide written Acquisition Proposal that did not arise from a breach of the obligations set forth in this Section 6.02, the Company may:

(i) provide non-public information and data concerning the Company and its Subsidiaries and access to the Company and its Subsidiaries’ properties, books and records in response to a request by the Person or Group who made such Acquisition Proposal; provided that to the extent applicable, correct and complete copies of such information or data or such access have previously been made available to Parent, or are made available to Parent prior to or concurrently with the time such information and/or access is made available to such Person or Group, and prior to providing any such information or data or such access, the Company and the Person or Group making such Acquisition Proposal shall have entered into a confidentiality agreement with terms no less restrictive to such Person or Group than the terms in the Confidentiality Agreement are to Parent (it being understood that such confidentiality agreement need not contain a “standstill” provision, but shall not include any restrictions that could reasonably be expected to restrain the Company from satisfying its obligations contemplated by Section 6.02(c)) (any confidentiality agreement satisfying such criteria, a “Permitted Confidentiality Agreement”); provided, however, that if the Person or Group making such Acquisition Proposal is a competitor of the Company or Parent, the Company shall not provide any competitively sensitive information to such Person in connection with any actions permitted by this Section 6.02(b) other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information; and

(ii) engage or otherwise participate in any discussions or negotiations with any such Person or Group regarding such Acquisition Proposal, if prior to taking any action described in clause (i) or this clause (ii) of this Section 6.02(b), the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal.

(c) Notice of Acquisition Proposals. The Company shall promptly (but, in any event, within 24 hours) give notice to Parent if any Acquisition Proposal is received by the Company or any of its directors or officers from any Person or Persons, setting forth in such notice the name of such Person or Persons and the material terms and conditions of any such Acquisition Proposal (including, if applicable, correct and complete copies of any written Acquisition Proposals, including proposed agreements (or where no such copies are available, a reasonably detailed written description thereof)), and thereafter shall keep Parent reasonably informed, on a current basis of the status of the foregoing.

(d) No Change of Recommendation or Alternative Acquisition Agreement.

(i) Except as permitted by Section 6.02(d)(iii) and taking into account Section 6.02(e), the Company Board shall not (any of the actions described in any of clauses (A) through (F) below, following, a “Change of Recommendation”):

(A) fail to include the Company Recommendation in the Schedule 14D-9;

(B) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation in a manner adverse to Parent;

(C) with respect to an Acquisition Proposal initiated through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, fail to recommend unequivocally against acceptance of such offer within 10 Business Days of such offer;

(D) fail to publicly reaffirm the Company Recommendation within five Business Days after receipt of any written request to do so from Parent;

(E) approve or recommend, or publicly declare advisable any Acquisition Proposal or approve or recommend, or publicly declare advisable or publicly propose to enter into, any Alternative Acquisition Agreement; or

(F) agree, authorize or commit to do any of the foregoing (it being understood that any revisions to any Acquisition Proposal or Alternative Acquisition Agreement shall be deemed to be a new Acquisition Proposal or Alternative Acquisition Agreement, respectively, for purposes of this Section 6.02(d)(i)).

(ii) Except as permitted by Section 6.02(d)(iii), the Company Board shall not cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement or agree, authorize or commit to do so.

(iii) Notwithstanding anything to the contrary set forth in this Section 6.02(d), prior to the Offer Acceptance Time, if there has not been a breach of the Company’s obligations set forth in this Section 6.02, the Company Board may: (A) effect a Change of Recommendation (1) if an (x) unsolicited, bona fide written Acquisition Proposal is received by the Company and has not been withdrawn or (y) Intervening Event has occurred, and (2) the Company Board determines in good faith, after consultation with outside legal counsel, that a failure to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law and, in the case of an Acquisition Proposal contemplated by clause (A)(1)(x) of this Section 6.02(d)(iii), after consultation with its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal; and/or (B) cause or permit the Company or any of the Company’s Subsidiaries to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (and the Company may enter into or cause one of its Subsidiaries to enter into such an Alternative Acquisition Agreement) or agree, authorize or commit to do so; provided, however, that no such actions may be taken unless and until: (I) the Company has given Parent written notice at least four Business Days in advance (the “Notice Period”), which notice shall set forth in writing that the Company Board intends to consider whether to take such action and a reasonably detailed description of the basis therefor, and shall also include, (y) in the case of such an Acquisition Proposal, all information required by Section 6.02(c), mutatis mutandis, and (z) in the case of an Intervening Event, a reasonably detailed description of such Intervening Event; (II) during the Notice Period, to the extent requested by Parent, the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent to revise this Agreement so that the conditions set forth in clauses (A)(2) of this Section 6.02(d)(iii) would not be satisfied or such Alternative Acquisition Agreement contemplated by clause (B) of this Section 6.02(d)(iii) would no longer be with respect to a Superior Proposal, as applicable; and (III) at the end of the Notice Period, the Company Board shall have taken into account any revisions to this Agreement proposed by Parent in writing in response to such notice contemplated by clause (I) of this 6.02(d)(iii) prior to the end of the Notice Period, and shall have thereafter determined in good faith, after consultation with outside legal counsel, that a failure to effect a Change of Recommendation would continue to be inconsistent with the directors’ fiduciary duties under applicable Law, or that such Alternative Acquisition Agreement contemplated by clause (B) of this Section 6.02(d)(iii), after consultation with its financial advisor, continues to be an Alternative Acquisition Agreement with respect to a Superior Proposal, as the case may be (it being understood that (y) any revisions to any Acquisition Proposal shall be deemed to be a new Acquisition Proposal for purposes of Section 6.02(c) and this Section 6.02(d)(iii), including for purposes of the Notice Period, except that subsequent to the initial Notice Period, the Notice Period shall be reduced to two Business Days and (z) prior to the Company or any of its Subsidiaries entering into an Alternative Acquisition Agreement contemplated by clause (B) of this Section 6.02(d)(iii), the Company shall have terminated this Agreement and abandoned the transactions contemplated by this Agreement pursuant to Section 8.03(b)).

(e) Certain Permitted Disclosure. Nothing set forth in this Section 6.02 shall prohibit the Company from (i) disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a)(2) or (3), or Item 1012(a) of Regulation M-A under the Exchange Act, or (ii) making any “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act and any such disclosures or communications shall not constitute a Change of Recommendation; provided, however, that if any such disclosures or communications relate to an Acquisition Proposal or an Intervening Event and do not reaffirm the Company Recommendation in such disclosure or communication or have the effect of withdrawing, qualifying or modifying the Company Recommendation in a manner adverse to Parent, such disclosure or communication shall constitute a Change of Recommendation.

(f) Existing Discussions. The Company (i) acknowledges and agrees that, as of the date of this Agreement, it has ceased and caused to be terminated any activities, solicitations, discussions and negotiations with any Person conducted prior to the date of this Agreement with respect to an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal and (ii) shall promptly (but in any event within 24 hours of the execution and delivery of this Agreement): (A) deliver a written notice to each such Person providing only that the Company (1) is ending all activities, discussions and negotiations with such Person with respect to an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal and (2) is requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries; and (B) if applicable, terminate any physical and electronic data or other diligence access previously granted to such Persons.

(g) Standstill Provisions. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall not terminate, amend or otherwise modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement; provided that the Company shall be permitted to terminate, amend or otherwise modify, waive or fail to enforce any provision of any such agreement if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

Section 6.03. Approval of Sole Stockholder of Merger Sub. Immediately following the execution and delivery of this Agreement, Parent (as Merger Sub’s sole stockholder) shall execute and deliver, in accordance with applicable Law and Merger Sub’s Organizational Documents, a written consent adopting this Agreement.

Section 6.04. Cooperation; Regulatory Efforts; Status.

(a) Cooperation.

(i) Subject to the terms and conditions set forth in this Agreement, including Section 6.04(b), the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to (A) take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws to prepare and file as promptly as reasonably practicable and advisable all necessary notices, reports and other filings (including by filing as promptly as reasonably practicable and advisable following the date of this Agreement, all notifications, filings, registrations, submissions and other materials required under the HSR Act or any other applicable Antitrust Laws required in order to consummate the Offer or the Merger), (B) promptly provide any information to or make any filings or submissions with CFIUS that Parent, in consultation with the Company, reasonably deems appropriate or necessary, and respond to any requests for information from CFIUS, and (C) obtain all consents, registrations, approvals, permits and authorizations necessary to, or to submit all notices or filings triggered by, the Offer or the Merger and required by any Governmental Healthcare Program or applicable Laws to continue to operate the business of the Company and its Subsidiaries as currently conducted.

(ii) In connection therewith, and subject to applicable Laws relating to the exchange of information, Parent shall have the right to direct and control all matters with any Governmental Entity; provided that the Company shall have the right to participate in all such matters and to review in advance and, to the extent reasonably practicable, Parent will consult with the Company on and consider in good faith the views of the Company in connection with, all of the information relating to the Company and its Subsidiaries that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Offer or the Merger. Neither Parent nor the Company shall permit any of its officers or any other representatives or agents to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. In exercising the rights contemplated by this Section 6.04(a)(ii), each of the Company and Parent shall act reasonably and as promptly as reasonably practicable and advisable. The Company and its Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Offer or the Merger without the prior written consent of Parent.

(b) Antitrust Matters. Subject to the terms and conditions set forth in this Agreement, including this Section 6.04(b), (i) the Company and Parent shall cooperate and use (and cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions reasonably necessary to obtain approvals or secure the expiration or termination of any applicable waiting period under the HSR Act or any other Antitrust Laws and to resolve any objections asserted with respect to the Offer, the Merger or the other transactions contemplated by this Agreement under any applicable Law raised by any federal, state, local or foreign court or other Governmental Entity with jurisdiction over enforcement of any applicable Antitrust Laws (each, a “Governmental Antitrust Entity”) in order to prevent the entry of any Order that would prevent or materially delay the consummation of the Offer or the Merger, and (ii) at the written request of Parent, each of Parent and the Company shall, on a one time basis, (A) agree to stay, toll or extend the waiting period under the HSR Act with respect to the transactions contemplated by this Agreement for up to thirty additional days or (2) withdraw and as promptly as practicable thereafter refile its Notification and Report Form pursuant to the HSR Act in accordance with 16 C.F.R. § 803.12 and any other applicable Laws if Parent determines that such agreement or withdrawal and refiling is reasonably expected to expedite the Closing.

(c) Nothing in this Agreement, including any provision of this Section 6.04, shall require, or be construed to require, Parent or any of its Affiliates to proffer to, or agree: (i) to, sell, divest, lease, license, transfer, dispose of or otherwise encumber, (ii) to hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by the Company of any of its assets, licenses, operations, rights, product lines, businesses or interest therein or to any agreement by the Company to take any of the foregoing actions) or (iii) to agree to any material changes (including through a licensing arrangement) or restriction on, or other impairment of Parent’s or its Affiliates’ ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s or its Affiliates’ ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of the Company or the Surviving Corporation, except for proffers and agreements to amend or modify Contracts between the Company and/or its Subsidiaries and third parties or sell, divest, lease, license, transfer, dispose or otherwise encumber, or to agree to changes, restrictions or other impairments with respect to, any of Parent’s or the Company’s (or their respective Affiliates’) assets, licenses, operations, rights, product lines, businesses or interest therein, where such amended, sold, divested, leased, licensed, transferred, disposed or encumbered Contracts, assets, licenses, operations, rights, product lines, businesses and interests in the aggregate shall have accounted for $25 million or less of the parties’ and their respective Affiliates’ gross revenues for the 12 months ending December 31, 2019.

(d) Status; Notifications. Subject to applicable Law and as required by any Governmental Entity, the Company and Parent shall promptly notify the other of any of the following, (i) any notice or other communication received by such Party from any Person in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with such transactions, and (ii) any Proceedings commenced or, to such Party’s Knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Affiliates which relate to the Offer or the Merger.

(e) Additional Matter. The Company shall comply with the covenants, obligations and actions set forth in Section 6.04(e) of the Company Disclosure Schedule.

Section 6.05. Third-Party Consents. In addition to and without limiting the rights and obligations set forth in Section 6.04, the Company shall be solely responsible for and shall use its, and shall cause its Subsidiaries to use their, commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary or advisable on its part under this Agreement and applicable Law to give, obtain and/or effect (as the case may be) as promptly as practicable following the date of this Agreement all notices, acknowledgments, waivers, consents, amendments, supplements or other modifications required under any Material Contract to which Company or any of its Subsidiaries is a party to or bound (the “Third-Party Consents”) and that are necessary or advisable to be given, obtained and/or effected in order to consummate the transactions contemplated by this Agreement, and in connection therewith, neither the Company nor any of its Subsidiaries shall (a) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of value, (b) amend or otherwise modify any such Material Contract or (c) agree or commit to do any of the foregoing, in each case for the purposes of giving, obtaining and/or effecting any Third-Party Consents without the prior consent of Parent; provided, however, that upon the request of Parent, the Company shall (and shall cause its Subsidiaries to) take any such actions so long as the effectiveness of such action is contingent on the Closing.

Section 6.06. Information and Access.

(a) The Company and Parent each shall (and shall cause its Subsidiaries to, and shall cause its and their respective Representatives to), upon the reasonable request by the other, furnish to the other, as promptly as practicable, all information concerning itself, its Representatives and such other matters as may be necessary or advisable in connection with the Offer Documents and the Schedule 14D-9, as applicable and any information or documentation to effect the expiration of all waiting periods under applicable Laws and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the transactions contemplated by this Agreement, and all filings, notices, reports, consents, registrations, approvals, permits and authorizations, made or sought by or on behalf of Parent, the Company or any of their respective Affiliates to or from any third party, including any Governmental Entity, in each case necessary or advisable in connection with the transactions contemplated by this Agreement and, with respect to the information supplied in writing by or on behalf of Parent, the Company, their Subsidiaries or its or their respective Representatives for inclusion in or incorporation by reference into the Offer Documents and the Schedule 14D-9, as applicable, Parent and the Company, respectively, acknowledge and agree that such information will be correct and complete in all material respects at the time so supplied.

(b) In addition to and without limiting the rights and obligations set forth in Section 6.06(a), the Company shall (and shall cause its Subsidiaries to), upon reasonable prior notice, afford Parent and its Representatives reasonable access from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, to its employees, agents, properties, offices and other facilities, Contracts, books and records, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all other information and documents concerning or regarding its businesses, properties and assets and personnel as may reasonably be requested by or on behalf of Parent; provided, however, that, subject to compliance with the obligations set forth in Section 6.06(c), neither the Company nor any of its Subsidiaries shall be required to provide such access or furnish such information or documents to the extent (i) such information relates to the applicable portions of the minutes of the meetings of the Company Board or any committee thereof (including any presentations or other materials prepared by or for the Company Board) where the Company Board discussed (A) the transactions contemplated by this Agreement or any similar transaction involving the sale of the Company, or a material portion of its assets, to, or combination of the Company with, any other Person, (B) any Acquisition Proposal or (C) any Intervening Event or (ii) doing so would, in the reasonable opinion of the Company’s outside legal counsel, result in (A) a violation of applicable Law, (B) the disclosure of any material Trade Secrets in a manner that would result in any such Trade Secrets no longer being protected as such under applicable Law following such disclosure, (C) the breach of any contractual confidentiality obligations in any Contract with a third party entered into prior to the date of this Agreement or following the date of this Agreement in compliance with Section 6.01 and Section 6.02 or (D) waive the protection of any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Proceedings, in any material respect. All requests for such access or information made pursuant to this Section 6.06(b) shall be initially directed to the Person set forth in Section 6.06(b) of the Company Disclosure Schedule, which Person may be replaced by the Company at any time by providing written notice to Parent.

(c) In the event that the Company objects to any request submitted pursuant to Section 6.06(b) on the basis of one or more of the matters set forth in clauses (i) or (ii) of Section 6.06(b), it must do so by providing Parent, in reasonable detail, the nature of what is being prevented and/or withheld and the reasons therefor, and prior to preventing such access or withholding such information or documents from Parent and its Representatives, the Company shall cooperate with Parent to make appropriate substitute arrangements to permit reasonable substitute access or disclosure, including through the use of commercially reasonable efforts to take such actions and implement appropriate and mutually agreeable measures to as promptly as practicable permit such access and the furnishing of such information and documents in a manner to remove the basis for the objection, including by arrangement of appropriate “counsel-to-counsel” disclosure, clean room procedures, redaction and other customary procedures, entry into a customary joint defense agreement and, with respect to the contractual confidentiality obligations contemplated by clause (ii)(C) of Section 6.06(b), obtaining a waiver with respect to or consent under such contractual confidentiality obligations.

(d) No access or information provided to Parent or any of its Representatives or to the Company or any of its Representatives following the date of this Agreement, whether pursuant to this Section 6.06 or otherwise, shall affect or be deemed to affect, modify or waive the representations and warranties of the Parties set forth in this Agreement and, for the avoidance of doubt, all information and documents disclosed or otherwise made available pursuant to this Section 6.06 or otherwise in connection with this Agreement and the transactions contemplated by this Agreement shall be governed by the terms and conditions of the Confidentiality Agreement and subject to applicable Laws relating to the exchange or sharing of information and any restrictions or requirements imposed by any Governmental Entity.

Section 6.07. Publicity. The initial press release with respect to the transactions contemplated by this Agreement shall be a joint press release. Thereafter, the Company and Parent shall consult with each other, provide each other with a reasonable opportunity for review and give due consideration to reasonable comments by each other, prior to issuing any other press releases or otherwise making public statements, disclosures or communications with respect to the transactions contemplated by this Agreement except (a) as may be required or rendered impractical by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, interdealer quotation service or the NASDAQ, (b) with respect to any Change of Recommendation made in accordance with this Agreement or Parent’s responses thereto or (c) with respect to the Parties’ disclosures or communications with any Governmental Entity regarding the Offer Documents or the Schedule 14D-9 or with respect to the communications contemplated by Section 6.08(e), which shall be governed by the provisions of Section 2.01(h), Section 2.02(a) and Section 6.08(e), respectively. In addition to the exceptions set forth in foregoing clauses (a) through (c) of the second sentence of this Section 6.07, each of the Company and Parent (and Representatives thereof) may make any public statements, disclosures or communications in response to inquiries from the press, analysts, investors, customers or suppliers or via industry conferences or analyst or investor conference calls, so long as such statements, disclosures or communications are not inconsistent in tone and substance with previous public statements, disclosures or communications jointly made by the Company and Parent or to the extent that they have been reviewed and previously approved by both the Company and Parent.

Section 6.08. Employee Benefits.

(a) Parent agrees that the Continuing Employees shall, during the period commencing at the Effective Time and ending on December 31 of the year in which the Closing occurs, be provided with (i) base salary or base wage and target annual cash bonus opportunities that are at least equal to those provided by the Company and its Subsidiaries to such employees immediately prior to the Effective Time, and (ii) retirement and welfare benefits (excluding equity and long-term incentive compensation) that are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries to such employees immediately prior to the Effective Time.

(b) Parent shall (i) use commercially reasonable efforts to cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, except to the extent such pre-existing conditions or limitations and eligibility waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time, (ii) use commercially reasonable efforts to give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable benefit plan of Parent or any of its Affiliates, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits, to the extent it would result in a duplication of benefits or to the extent that such service was not recognized under the comparable Company Benefit Plan immediately prior to the Effective Time.

(c) Prior to the Effective Time, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause the Company 401(k) Plans to be terminated effective immediately prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plans be terminated under this Section 6.08(c), the Company shall, prior to the Effective Time, provide Parent with evidence that such Plan has been terminated (the form and substance of which shall be subject to review and approval by Parent, which approval shall not be unreasonably conditioned, withheld or delayed).

(d) Parent shall, and shall cause its Affiliates to, have in effect a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (“Parent’s 401(k) Plan”) and Parent and the Company shall cooperate in good faith for the purpose of providing benefits under Parent’s 401(k) Plan as soon as administratively practicable following the Closing Date to the employees participating in the Company 401(k) Plans as of the Closing Date. If the Parent requests that the Company 401(k) Plans be terminated pursuant to Section 6.08(c), then Parent shall permit each Continuing

Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) of his or her account balances (including earnings thereon through the date of transfer and promissory notes evidencing all outstanding loans) under the Company 401(k) Plans if such rollover to Parent’s 401(k) Plan is elected in accordance with applicable law by such Continuing Employee, subject to Parent’s reasonable satisfaction that the Company 401(k) Plans is in compliance with all applicable Laws and that such plan continues to satisfy the requirements for a qualified plan under Section 401(a) of the Code and that the trust that forms a part of such plan is exempt from tax under Section 5.01(a) of the Code.

(e) Prior to making any written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

(f) Nothing set forth in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Benefit Plan in accordance with their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) without limiting the generality of Section 9.08, create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

Section 6.09. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless the Indemnified Parties against all costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, and advance related expenses as incurred; provided that any Person to whom expenses are so advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication by the Chosen Courts that such Person is not entitled to such advanced expenses; and provided, further, that any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement shall be made by independent legal counsel selected by the Surviving Corporation and acceptable to the Indemnified Party (such acceptance not to be unreasonably conditioned, withheld or delayed).

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of the Tail Period with respect to any claim related to matters existing or occurring at or prior to the Effective Time from the Company’s D&O Insurance carrier as of the date of this Agreement with terms, conditions, retentions and limits of liability that are substantially identical to the Company’s existing policies; provided, however, that in no event shall the premium amount for such policies exceed the amount set forth in Section 6.09(b) of the Company Disclosure Schedule. If the Company fails to obtain such “tail” insurance policies prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with the Company’s D&O Insurance carrier as of the date of this Agreement or with or one or more insurance carriers with the same or better credit rating as such carrier with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement and from an insurance carrier with the same or better credit rating as the Company’s D&O Insurance carrier as of the date of this Agreement, in each case providing coverage with respect to any matters existing or occurring at or prior to the Effective Time; provided, however, that in no event shall the annual cost of such D&O Insurance exceed during the Tail Period the amount set forth in Section 6.09(b) of the Company Disclosure Schedule; and provided further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all the obligations set forth in this Section 6.09.

(d) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Organizational Documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification agreement or arrangement, the DGCL or otherwise.

The provisions of this Section 6.09 are intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 6.09.

Section 6.10. Takeover Statutes. If any Takeover Statute is, becomes or is deemed applicable to the transactions contemplated by this Agreement the Company and the Company Board shall grant such approvals and shall take such actions as are necessary and advisable so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any such Takeover Statutes.

Section 6.11. Transaction Litigation. In the event that any stockholder litigation related to this Agreement or the transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, threatened, against the Company or any Indemnified Party from and following the date of this Agreement and prior to the Effective Time (such litigation, other than any Proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 262 of the DGCL, which shall be governed by Section 3.02(f), “Transaction Litigation”), the Company shall as promptly as practicable (a) notify Parent thereof and shall keep Parent reasonably informed with respect to the status thereof and (b) give Parent the opportunity, at its own cost and expense, to participate in the defense and/or settlement of any Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Transaction Litigation; provided that the Company shall not settle or agree to settle any Transaction Litigation without prior written consent of Parent.

Section 6.12. Section 16 Matters. The Company and the Company Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 under the Exchange Act)), shall, prior to the Offer Acceptance Time, take all such actions as may be necessary or advisable to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by applicable Law.

Section 6.13. Rule 14d-10 Matters. Prior to the Offer Acceptance Time, the compensation committee of the Company Board will cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the compensation committee of the Company Board (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Section 6.14. Delisting and Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary or advisable on its part under applicable Law, including, for the avoidance of doubt, the rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation of Shares from the NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, but in any event no more than 10 days thereafter. In connection therewith, Parent (taking into account the degree to which the Company satisfies its obligations set forth in the foregoing sentence of this Section 6.14) shall use commercially reasonable efforts to (a) assist in enabling the Company or NASDAQ to be in a position to promptly file and cause the Surviving Corporation or NASDAQ to file with the SEC a Form 25 on the Closing Date and (b) cause the Surviving Corporation to file a Form 15 on the first Business Day that is at least 10 days after the date the Form 25 is filed (such period between the Form 25 and the Form 15 filing dates, the “Delisting Period”). Upon Parent’s determination that the Surviving Corporation may be required to file any quarterly or annual reports pursuant to the Exchange Act during the Delisting Period, the Company shall deliver to Parent at least five Business Days prior to the Effective Time a draft of any such reports required to be filed during the Delisting Period, which is sufficiently developed such that it can be timely filed and when filed will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and comply in all material respects with the provisions of applicable Law.

Section 6.15. FIRPTA Certificate. At the Closing, the Company shall have delivered to Parent a statement of non-U.S. real property holding corporation status pursuant to Treasury Regulations Section 1.1445-2(c)(3), dated as of the Closing Date and executed by the Company, in a form reasonably acceptable to Parent.

ARTICLE VII

Conditions Precedent

Section 7.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing Date of each of the following conditions:

(a) No Legal Prohibition. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) (a “Restraint”) that is in effect and makes unlawful or prevents the consummation of the Merger.

(b) Consummation of Offer. Merger Sub shall have irrevocably acccepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

ARTICLE VIII

Termination

Section 8.01. Termination by Mutual Written Consent. Subject to the other provisions of this Article VIII, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Offer Acceptance Time, by the mutual written consent of the Parties.

Section 8.02. Termination by Either the Company or Parent. Subject to the other provisions of this Article VIII, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned by either the Company or Parent:

(a) at any time prior to the Effective Time, if the Offer Acceptance Time shall not have occurred on or prior to the 180th day following the date of this Agreement (the “End Date”); provided further, that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement shall not be available to either the Company or Parent if it has breached in any material respect any representation, warranty, covenant or agreement set forth in this Agreement and such breach shall have caused the occurrence of the failure of an Offer Condition to be satisfied on or prior to the End Date (it being understood that for the purposes of this Section 8.02(a) any such breach by Merger Sub shall be deemed such a breach by Parent); or

(b) at any time prior to the Effective Time, if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law that makes unlawful or prevents the consummation of the transactions contemplated by this Agreement and such Law shall have become final and non-appealable; provided that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 8.02(b) shall not be available to the Company or Parent if it has breached in any material respect any representation, warranty, covenant or agreement set forth in this Agreement and such breach shall have caused the occurrence of the failure of an Offer Condition to be satisfied (it being understood that for the purposes of this Section 8.02(b) any such breach by Merger Sub shall be deemed such a breach by Parent).

Section 8.03. Termination by the Company. Subject to the other provisions of this Article VIII, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned by the Company:

(a) at any time prior to the Offer Acceptance Time, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue or incorrect following the date of this Agreement, in either case such that an Offer Condition would not be satisfied (and such breach or failure to be true and correct is not curable prior to the End Date, or if curable prior to the End Date, has not been cured within the fewer of (i) 30 days after the giving of written notice of such breach or failure by the Company to Parent and Merger Sub specifying this Section 8.03(a) and describing such breach or failure and (ii) the number of days remaining until the End Date); provided that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this

Section 8.03(a) shall not be available to the Company if it has breached in any material respect any representation, warranty, covenant or agreement set forth in this Agreement which breach would give rise to a failure of an Offer Condition to be satisfied; or

(b) at any time prior to the Offer Acceptance Time, in order for (i) the Company Board to cause or permit the Company or any of the Company’s Subsidiaries to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and/or (ii) the Company to enter into or cause one of its Subsidiaries to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, in each case so long as the Company has complied with the obligations contemplated by Section 6.02(d)(iii) and prior to termination of this Agreement pursuant to this Section 8.03(b), the Company pays or causes to be paid to Parent the Termination Fee by wire transfer of immediately available funds.

Section 8.04. Termination by Parent. Subject to the other provisions of this Article VIII, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned by Parent:

(a) at any time prior to the Offer Acceptance Time, if there has been a breach of any representation, warranty, covenant or agreement made by the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue or incorrect following the date of this Agreement, which breach or failure to be true and correct would give rise to the failure of a condition set forth in clause (d) (Representations and Warranties) or clause (e) (Performance of Obligations of the Company) of Annex I (and such breach or failure to be true and correct is not curable prior to the End Date, or if curable prior to the End Date, has not been cured within the fewer of (i) 30 days after the giving of written notice of such breach or failure by Parent to the Company specifying this Section 8.04(a) and describing such breach or failure and (ii) the number of days remaining until the End Date); provided that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement pursuant to this Section 8.04(a) shall not be available to Parent if either Parent or Merger Sub has breached in any material respect any representation, warranty, covenant or agreement set forth in this Agreement which breach would give rise to a failure of an Offer Condition to be satisfied; or

(b) at any time prior to the Offer Acceptance Time, if (i) the Company Board shall have effected a Change of Recommendation, (ii) the Company shall have committed a material breach of Section 6.02, or (iii) the Company Board has caused or permitted the Company or any of the Company’s Subsidiaries to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal or the Company enters into or causes a Subsidiary thereof to enter into such an Alternative Acquisition Agreement.

Section 8.05. Notice of Termination; Effect of Termination and Abandonment.

(a) In the event the Company or Parent intends to terminate this Agreement other than pursuant to Section 8.03(b), the Company or Parent, as applicable, shall give written notice to the other Party or Parties (as the case may be) specifying the provision or provisions of this Agreement pursuant to which such termination and abandonment is intended to be effected.

(b) In the event this Agreement is terminated pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Affiliates or its or their respective Representatives); provided, however, that: (i) no such termination shall relieve any Party of any liability or damages to any other Party (A) resulting from any fraud or material breach of this Agreement or (B) as contemplated by Section 8.03(b), Section 8.05(c) and Section 8.05(d); and (ii) the provisions set forth in Section 8.03(b), this Section 8.05 and the second sentence of Section 9.01 shall survive any termination of this Agreement.

(c) In the event this Agreement is terminated pursuant to this Article VIII:

(i) by either the Company or Parent pursuant to Section 8.02(a) (End Date) and at the time of such termination each of the conditions set forth in clause (b) (No Legal Prohibition) and clause (c) (Regulatory Approvals) shall have been satisfied or by Parent pursuant to Section 8.04(a) (Company Breach), and: (A) a bona fide Acquisition Proposal shall have been publicly disclosed or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn prior to the date of termination); and (B) within 12 months after any such termination and abandonment, (1) the Company or any of Subsidiaries shall have entered into a definitive Alternative Acquisition Agreement, (2) the Company Board shall have approved or recommended to the Company’s stockholders any Acquisition Proposal, and such Acquisition Proposal is subsequently consummated (regardless of whether such consummation occurs within such 12-month period), or (3) any Acquisition Proposal shall have been consummated (with “50 percent” being substituted in lieu of “15 percent” in each instance thereof in the definition of “Acquisition Proposal” referenced in the definition of “Alternative Acquisition Agreement” or otherwise for purposes of this Section 8.05(c)(i)(B)), then the Company shall pay or cause to be paid to Parent the Termination Fee by wire transfer of immediately available funds upon the consummation of such Acquisition Proposal; or

(ii) by the Company pursuant to Section 8.03(b) (Superior Proposal) or by Parent pursuant to Section 8.04(b) (Change of Recommendation), then the Company shall pay or cause to be paid to Parent the Termination Fee by wire transfer of immediately available funds, (A) in the case of to Section 8.03(b) (Superior Proposal), concurrently with the termination of this Agreement, and (B) in the case of Section 8.04(b) (Change of Recommendation), within two Business Days following the date of such termination.

(d) The Parties acknowledge and agree that (i) in no event shall the Company be required to pay the Termination Fee on more than one occasion, (ii) the agreements set forth in this Section 8.05 and Section 8.03(b) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement and accordingly, if the Company fails to promptly pay or cause to be paid the amount due pursuant to this Article VIII, and, in order to obtain such amount, Parent commences a Proceeding that results in a judgment against the Company for the Termination Fee (or any portion thereof), the Company shall pay or cause to be paid to Parent its costs and expenses (including attorneys’ fees) in connection with such Proceeding, together with interest on the Termination Fee (or any portion thereof), as the case may be, at the prime rate as published in the

Wall Street Journal in effect on the date such amount was required to be made from such date through the date of payment and (iii) notwithstanding anything to the contrary set forth in this Agreement, in the event that the Termination Fee becomes payable by, and is paid or caused to be paid by, the Company, such fee shall be Parent’s sole and exclusive remedy for monetary damages or other relief (including specific performance) pursuant to this Agreement; provided, however, that any such payment shall not relieve the Company of any liability or damages incurred or suffered by Parent or Merger Sub to the extent such liability or damages were the result of or arise out of any fraud or willful and material breach of this Agreement (including with respect to breaches of this Agreement pursuant to which the Termination Fee shall have become or becomes payable pursuant to this Article VIII), in which case Parent and/or Merger Sub shall be entitled to all rights and remedies available in equity or at law, in contract, in tort or otherwise.

ARTICLE IX

Miscellaneous and General

Section 9.01. Survival. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02. Notices. All notices and other communications given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that any email transmission is promptly confirmed by a responsive electronic communication by the recipient thereof or receipt is otherwise clearly evidenced (excluding out-of-office replies or other automatically generated responses) or is followed up within one Business Day after email by dispatch pursuant to one of the methods described in the foregoing clauses (a) and (b) of this Section 9.02). Such communications must be sent to the respective Parties at the following street addresses or email addresses (or at such street address or email address previously made available or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 9.02):

if to the Company:

BioTelemetry, Inc.
1000 Cedar Hollow Road, Suite 102 Malvern, PA 19355
Attention:	Cody Wm. Cowper, Vice President, Legal & Corporate Secretary
Telephone:	(610) 729-0502
Email:	Cody.Cowper@gobio.com

with a copy to (which shall not constitute notice):

Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
Attention:	M. Adel Aslani-Far; Matthew W. Miller
Telephone:	(212) 801-9200 (954) 768-8259
Email:	aslanifara@gtlaw.com; millerma@gtlaw.com

if to Parent or Merger Sub:

Philips Holding USA Inc.
222 Jacobs St.
Cambridge, MA 02141
Attention:	Joseph Innamorati, Senior Director, Legal Department
Email:	joseph.innamorati@philips.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	Matthew G. Hurd; Rita-Anne O’Neill
Email:	hurdm@sullcrom.com; oneillr@sullrcom.com

Section 9.03. Expenses. Whether or not the transactions contemplated by this Agreement are consummated, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement including all costs, fees and expenses of its Representatives, shall be paid by the Party incurring such cost, fee or expense, except as otherwise expressly provided herein.

Section 9.04. Transfer Taxes. Except as otherwise provided in Section 3.02(b) all Transfer Taxes incurred in connection with the Merger shall be paid by the Party incurring such Taxes.

Section 9.05. Amendment or Other Modification; Waiver.

(a) Subject to the provisions of applicable Law and the provisions of Section 6.09, at any time prior to the Offer Acceptance Time, this Agreement may be amended or otherwise modified only by a written instrument duly executed and delivered by the Parties (and in the case of the Company and Merger Sub, by action taken or authorized by the Company Board or board of directors of Merger Sub, respectively).

(b) The conditions to each of the respective Parties’ obligations to consummate the transactions contemplated by this Agreement are for the sole benefit of such Party and at any time prior to the Offer Acceptance Time, may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except to the extent provided for otherwise in Section 8.05.

Section 9.06. Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the state of Delaware without regard to the conflicts of laws provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction.

(b) Each of the Parties agrees that: (i) it shall bring any Proceeding against any other Party in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 9.02 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 9.06(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) Each Party acknowledges and agrees that any Proceeding against any other Party which may be connected with, arise out of or otherwise relate to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement is expected to involve complicated and difficult issues, and therefore each Party irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any such Proceeding. Each Party hereby acknowledges and certifies that (i) no Representative of the other Parties has represented, expressly or otherwise, that such other Parties would not, in the event of any Proceeding, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of this waiver, (iii) it makes this waiver voluntarily and (iv) it has been induced to enter into this Agreement, the instruments or other documents delivered pursuant to this Agreement and the transactions contemplated by this Agreement by, among other things, the mutual waivers, acknowledgments and certifications set forth in this Section 9.06(c).

Section 9.07. Specific Performance.

(a) Each of the Parties acknowledges and agrees that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, except to the extent provided otherwise in Section 8.05, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, consistent with the provisions of Section 9.06(b), in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, except to the extent consistent with the provisions set forth in Section 8.05.

(b) To the extent any Party brings a Proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than a Proceeding to specifically enforce any provision that expressly survives termination of this Agreement) when expressly available to such Party pursuant to the terms and conditions of this Agreement, the End Date shall automatically be extended to (i) the twentieth Business Day following the resolution of such Proceeding, or (ii) such other time period established by the court presiding over such Proceeding.

Section 9.08. Third-Party Beneficiaries. The Parties hereby agree that their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any other Person any rights or remedies, express or implied, hereunder, including, the right to rely upon the representations and warranties set forth in this Agreement, except that from and after the Effective Time, the Indemnified Parties pursuant to the provisions of Section 6.09 and each of their respective successors, legal representatives and permitted assigns shall be third-party beneficiaries, but only to the extent expressly provided in this Section 9.08.

Section 9.09. Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Any obligation of one Party to any other Party under this Agreement, which obligation is performed or satisfied by an Affiliate of such Party, shall be deemed to have been performed or satisfied by such Party.

Section 9.10. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law, by transfer or otherwise, without the prior written consent of the other Parties not seeking to assign any of its rights or interests or delegate any of its obligations, except as provided for in Section 9.09, and any attempted or purported assignment or delegation in violation of this Section 9.10 shall be null and void; provided, however, that Parent may designate another Wholly Owned Subsidiary to be a constituent corporation in lieu of Merger Sub, in which event all references to Merger Sub in this Agreement shall be deemed references to such other Wholly Owned Subsidiary of Parent, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Wholly Owned Subsidiary as of the date of such designation.

Section 9.11. Entire Agreement.

(a) This Agreement (including the Exhibits and Schedules), the Company Disclosure Schedule, the Parent Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect until the Closing.

(b) In the event of (a) any inconsistency between the statements in the body of this Agreement, on the one hand, and any of the Exhibits and Schedules or the Company Disclosure Schedule and the Parent Disclosure Schedule (other than an exception expressly set forth in the Company Disclosure Schedule or the Parent Disclosure Schedule (as the case may be)), on the other hand, the statements in the body of this Agreement shall control or (b) any inconsistency between the statements in this Agreement, on the one hand, and the Confidentiality Agreement, on the other hand, the statements in this Agreement shall control.

Section 9.12. Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 9.13. Counterparts; Effectiveness. This Agreement (a) may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement and (b) shall become effective when each Party shall have received one or more counterparts hereof signed by each of the other Parties. An executed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the Parties as of the date first written above.

BIOTELEMETRY, INC.

By:	/s/ Joseph H. Capper
	Name:	Joseph H. Capper
	Title:	CEO

PHILIPS HOLDING USA INC.

By:	/s/ M. Pía Logiovane
	Name:	M. Pía Logiovane
	Title:	Authorized Signatory

By:	/s/ Joseph E. Innamorati
	Name:	Joseph E. Innamorati
	Title:	Authorized Signatory

DAVIES MERGER SUB, INC.

By:	/s/ M. Pía Logiovane
	Name:	M. Pía Logiovane
	Title:	Authorized Signatory

By:	/s/ Joseph E. Innamorati
	Name:	Joseph E. Innamorati
	Title:	Authorized Signatory

Exhibit A

Form of Guarantee

Exhibit A

GUARANTEE

Koninklijke Philips N.V., a corporation organized under the laws of the Netherlands (the “Guarantor”), hereby irrevocably and unconditionally guarantees to BioTelemetry, Inc., a Delaware corporation, (the “Company”), the full and timely performance by Philips Holding USA Inc., a Delaware corporation (“Parent”), and Davies Merger Sub, Inc., a Delaware corporation (“Purchaser”, and together with Parent, the “Acquiring Companies”), of their respective obligations under the Agreement and Plan of Merger, dated the date hereof (the “Merger Agreement”), by and among Parent, the Company and Purchaser, including payment obligations and agrees to take all actions which apply to affiliates of the Acquiring Companies under the Merger Agreement. Sections 9.02 (Notices), 9.05 (Amendment or Other Modifications), 9.06 (Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury), 9.07 (Specific Performance), 9.08 (Third-Party Beneficiaries), 9.09 (Fulfillment of Obligations), 9.10 (Successors and Assigns), 9.11 (Entire Agreement), 9.12 (Severability), and 9.13 (Counterparts; Effectiveness) of the Merger Agreement shall apply to this guarantee, mutatis mutandis, as if they had been fully set forth herein. If Parent or Purchaser fails to pay or perform any of their obligations under the Merger Agreement when due, then Guarantor’s obligations under this Agreement shall become immediately effective and the Company may collect such obligations from Guarantor regardless of whether an action is brought against Parent or Purchaser. To the fullest extent permitted by law, Guarantor hereby expressly and unconditionally waives any defenses arising by reason of presentment, demand for payment, notice of non-performance, dishonor and protest, notice of the obligation incurred and all other notices of any kind. The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Guarantee are knowingly made in contemplation of such benefits.

Dated December 18, 2020

[Signature page follows]

KONINKLIJKE PHILIPS N.V.

By:
Name:
Title:

By:
Name:
Title:

Annex I

Conditions to the Offer

Notwithstanding any other provision of the Agreement or the Offer and in addition to (and not in limitation of) Merger Sub’s right to extend and amend the Offer pursuant to the provisions of the Agreement, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer if any of the following conditions exist, or have occurred and are continuing, at the scheduled Expiration Time of the Offer:

(a) Minimum Condition. The number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been received), together with the Shares then owned by Merger Sub, does not represent at least one share more than 50% of the then outstanding Shares (the “Minimum Condition”).

(b) Legal Prohibition. Any Restraint shall be in effect and makes unlawful or prevents the consummation of the Offer or the Merger.

(c) Regulatory Approvals. The statutory waiting period (and any extensions thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Antitrust Entity applicable to the transactions contemplated by this Agreement, shall not have expired or been earlier terminated.

(d) Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 4.02(a) (Capital Structure) shall not be true and correct in all respects as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct in all respects would not reasonably be expected to result in additional liability to the Company, Parent or their respective Affiliates in excess of $10,000,000 in the aggregate; (ii) set forth in Section 4.01(a) (Organization, Good Standing and Qualification), Section 4.02 (Capital Structure) (other than clause (a)), Section 4.03 (Corporate Authority; Approval and Fairness), Section 4.04(b)(i) (No Violations), Section 4.11(a) (Absence of Certain Changes), Section 4.20 (Takeover Statutes), Section 4.21 (Brokers and Finders) and Section 4.02 (Critical Technology) shall not be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) in all material respects as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iii) set forth in the Agreement, other than those Sections specifically identified in clause (i) or (ii) of this paragraph (d), shall not be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e) Performance of Obligations of the Company. The Company shall not have complied with or performed in all material respects all obligations required to be performed by it under this Agreement prior to the Expiration Time, and such failure to comply shall not have been cured by the Expiration Time.

(f) No Material Adverse Effect. Since the date of this Agreement, there shall have occurred any event, change, development, circumstance, fact or effect that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

(g) Company Certificate. Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company certifying as to the satisfaction of the conditions described in paragraphs (d) and (e) above.

(h) No Termination of Agreement. This Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and, other than the Minimum Condition, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their sole discretion, in each case subject to the terms and conditions of this Agreement and to the extent such waiver is permitted by applicable Law. The failure by Parent, Merger Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

The capitalized terms used in this Annex I shall have the meanings set forth in this Agreement to which it is annexed.